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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          ---------------------------

                                 SCHEDULE 14D-9

                          ---------------------------

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          ---------------------------

                          CYPRESS COMMUNICATIONS, INC.
                            (Name of Subject Company)

                          CYPRESS COMMUNICATIONS, INC.
                        (Name of Person Filing Statement)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                    232743203
                      (CUSIP Number of Class of Securities)

                          ---------------------------

                                 W. FRANK BLOUNT
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                       FIFTEEN PIEDMONT CENTER, SUITE 100
                             ATLANTA, GEORGIA 30305
                                 (404) 869-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

                          ---------------------------

                                    COPY TO:
                            W. BENJAMIN BARKLEY, ESQ.
                             KILPATRICK STOCKTON LLP
                        1100 PEACHTREE STREET, SUITE 2800
                             ATLANTA, GEORGIA 30309
                                 (404) 815-6500

[ ] Check the box if the filing relates solely to a preliminary communications made before the commencement of a tender offer.


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                                  INTRODUCTION

         This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates to an offer by Cypress Merger Sub Inc., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of U.S. RealTel, Inc. ("Parent"), to purchase all the outstanding shares of the common stock of Cypress Communications, Inc., a Delaware corporation (the "Company").


ITEM 1.  SUBJECT COMPANY INFORMATION.

         NAME AND ADDRESS. The name of the subject company is Cypress Communications, Inc. The address of the principal executive office of the Company is Fifteen Piedmont Center, Suite 100, Atlanta, Georgia 30305. The telephone number of the Company at its principal executive offices is (404) 869-2500.

         SECURITIES. The title of the class of equity securities to which this Statement relates is the common stock, par value $.001 per share, of the Company, together with the associated rights to purchase preferred stock issued pursuant to the Company's Shareholder Rights Agreement (the "Shares" or "Common Stock"). As of January 10, 2002, there were 4,925,768 Shares issued and outstanding, and 40,975 Shares of Common Stock reserved for issuance upon the exercise of outstanding employee stock options at an exercise price at or below $3.50 per Share.


ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         NAME AND ADDRESS. The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1, above.

         TENDER OFFER. This Statement relates to the cash tender offer by the Purchaser to purchase all the Shares, at a purchase price of $3.50 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and the related Letter of Transmittal of the Purchaser, each dated January 22, 2002. The Offer to Purchase, together with the Letter of Transmittal, as they may be amended or supplemented from time to time, constitute the "Offer." The Offer is described, and the Offer Documents are included, in a Tender Offer Statement on Schedule TO, dated January 22, 2002, (the "Schedule TO") which was filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on January 22, 2002. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(i)(1) and
(a)(ii)(2) herewith, respectively, and the contents thereof are incorporated herein by reference in their entirety.

         The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated January 10, 2002, as amended January 17, 2002, by and among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement, as amended, is filed herewith as Exhibits (e)(1)(i) and (e)(1)(ii) and is incorporated herein by reference in its entirety. The Merger Agreement provides that, among other things, following the completion of the Offer and


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

the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the condition that the Purchaser acquire 90% or more of the outstanding Shares in the Offer, the Purchaser will be merged with and into the Company (the "Merger"). At the effective time of the Merger, each share of Common Stock outstanding immediately prior to the effective time of the Merger (other than shares of Common Stock held by the Company, the Purchaser, or Parent or, if applicable, by stockholders who perfect appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive the Offer Price. As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

         Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Shareholders' Agreement (the "Shareholders' Agreement") with seven stockholders of the Company (each, a "Major Stockholder") under which each Major Stockholder has, among other things, (i) granted Purchaser an option to purchaser such Major Stockholder's Shares subject to the Shareholders' Agreement (the "Subject Shares"), (ii) agreed to tender (and not withdraw) the Subject Shares in the Offer, (iii) agreed to vote the Subject Shares in favor of the Merger; and (iv) granted a proxy to Parent, Purchaser and two of their affiliates to vote the Subject Shares, in each case upon the terms and conditions set forth in the Shareholders' Agreement. The Subject Shares of the Major Stockholders comprise 541,835 Shares, or approximately 11% of the outstanding Common Stock. The Major Stockholders collectively hold 1,954,303 Shares, or 39.7% of the outstanding Shares, but only the Subject Shares are subject to the Shareholders' Agreement. The Shareholders' Agreement is filed herewith as Exhibit (e)(2) and is incorporated herein by reference in its entirety.

         The Schedule TO states that the principal offices of the Parent and Purchaser are located at One Financial Plaza, Suite 1101, Fort Lauderdale, Florida 33394. The telephone number of the Parent and Purchaser is (954) 462-0449. All information in this Statement or incorporated by reference herein concerning the Parent or Purchaser or their affiliates, or actions or events in respect of any of them, was provided by the Parent or Purchaser, and the Company assumes no responsibility therefore.

         Pursuant to Section 21E(b)(2)(C) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995 is not applicable to forward-looking statements made in connection with a tender offer.


ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

INTERESTS OF THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

         In considering the recommendation of the Board of Directors of the Company (the "Board") set forth in Item 4 below, the Company's stockholders should be aware that certain executive officers of the Company and certain members of the Board have interests in the Offer and the Merger that are different from, or in addition to, the interests of the Company's stockholders generally. The Board was aware of these potential conflicts of interest when it acted upon the Offer and the Merger, and considered them along with the other factors described in Item 4 below. These interests relate to or arise from:


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

         - severance benefits for certain directors and executive officers;

         - acceleration of the expiration of forfeiture provisions on restricted stock held by certain directors and executive officers;

         - acceleration of vesting of unvested stock options held by one executive officer;

         - continuation of indemnification obligations for the Company's directors and officers; and

         - the maintenance of coverage under the Company's directors' and officers' liability insurance policy.

         Except as described in this Statement or incorporated herein by reference, as of the date of this Statement, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and either (1) the Company, its executive officers, directors or affiliates, or (2) the Purchaser or its executive officers, directors or affiliates. The summaries of the material terms of the agreements, arrangements or understandings filed as exhibits to this Statement do not purport to be complete, and are qualified in their entirety by reference to the complete text of such exhibits.

         Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 that is attached as Annex A to this Statement and is incorporated by reference in its entirety. For a description of the stock ownership of the Company's directors and executive officers, please see the Principal and Management Stockholders table appearing in Annex A.

         Severance Arrangements. It is anticipated that some or all of the current executive officers of the Company will be terminated following Purchaser's consummation of the Offer. In that event, such officers will become entitled to cash severance payments, discussed below.

         Pursuant to a Severance Agreement dated December 14, 2001, between the Company and W. Frank Blount, the Company's Chairman and Chief Executive Officer, Mr. Blount will receive a separation payment in the amount of $400,000 upon a change of control, termination of employment without cause, or resignation for good reason. The separation payment is payable in four quarterly installments. Such payments will be accelerated, however, upon the occurrence of a change of control, which would include completion of the Offer. As a condition to entering into the Severance Agreement, Mr. Blount has agreed to: (i) terminate the Employment Agreement between Cypress Communications, Inc. and W. Frank Blount dated May 31, 2000, which provided for a greater salary and benefits upon a change of control than are provided for in the Severance Agreement, and (ii) execute a Separation Agreement, Release and Promise Not to Sue prior to receiving any of the separation payment. The Company has announced that Mr. Blount's employment will terminate upon the completion of the Offer, which will entitle Mr. Blount to receive the separation payment. The Severance Agreement, with an attached form of


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Separation Agreement, Release and Promise Not to Sue, and the employment agreement referred to in this paragraph are filed with this Statement as Exhibits (e)(5) and (e)(6), respectively, and are incorporated herein by reference in their entirety.

Two of the Company's directors, R. Stanley Allen and Ward C. Bourdeaux, Jr., have entered into Separation Agreements, Releases and Promises Not to Sue with the Company, each dated as of December 31, 2001. In exchange for terminating any and all rights they may have under the Company's Executive Officer Severance Plan and executing the Separation Agreements, Releases and Promises Not to Sue, the Company agreed to pay each officer a separation payment in the amount of $180,000, payable in four quarterly installments. Such payments will be accelerated, however, upon the occurrence of a change of control, which would include the completion of the Offer. The separation payments are less than the benefits Messrs. Allen and Bourdeaux would have received under the Executive Officer Severance Plan. Each resigned from executive officer positions they formerly held with the Company effective December 31, 2001. The form of Separation Agreement, Release and Promise Not to Sue and the Executive Officer Severance Plan referred to in this paragraph are filed with this Statement as Exhibits (e)(7) and (e)(8), respectively, and are incorporated herein by reference in their entirety.

         Each of the following executive officers of the Company have entered into Separation Payment for Certain Executive Officers letter agreements with the Company pursuant to which they will receive a separation payment equal to 50% of their current base annual salary (as set forth in the table below) if they are terminated or resign for good reason following a change of control. In exchange for such payments, each of the following executive officers will also execute a Separation Agreement, Release and Promise Not to Sue.

         NAME AND POSITION                                                               SEVERANCE AMOUNT
         -----------------                                                               ----------------
         Christopher R. Baker.............................................                   $77,499.96
               Vice President of Riser Transport Services
         William H. Glass.................................................                   $77,499.96
               Vice President, General Counsel and Secretary
         Duane R. Deason..................................................                   $77,500.08
               Chief Financial Officer
         Alistair A. Sloan................................................                   $77,499.96
               Chief Technology Officer and Vice President of
               Network Planning and Engineering
         Dan R. Smith.....................................................                   $90,000.00
               Vice President of Sales/Service and Marketing

         The form of Separation Payment for Certain Executive Officers letter agreements, with the attached form of Separation Agreement, Release and Promise Not to Sue, referred to in the table and paragraph above is filed with this Statement as Exhibit (e)(9) and is incorporated herein by reference in its entirety.

         In addition to the severance benefits described above, each of the officers will be paid for all unused, accrued vacation. All medical and dental group insurance benefits end as of the end of the month in which an employee terminates, if termination date is prior to the 15th of the month. If termination is on or after the 15th of the month, benefits will terminate as of the end of


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the following month. Effective continuation of coverage through COBRA will be offered in accordance with all applicable laws and regulations.

         Accelerated Lapsing of Forfeiture Provisions of Restricted Stock Awards. Some of our directors and executive officers hold shares of the Company's restricted stock that will be forfeited if such officers do not remain employed with the Company through specified future periods, after which time the forfeiture provisions lapse and the stock becomes fully vested and non-forfeitable in the holders. Under the terms of the related restricted stock award agreements, the lapsing of the forfeiture provisions accelerates upon a change of control of the Company, such as the Offer and the Merger. The following table sets forth the affected directors and officers and number of shares of restricted stock held by them that will accelerate upon completion of the Offer.

         NAME AND POSITION                                                             NUMBER OF SHARES
         -----------------                                                             ----------------
         W. Frank Blount..................................................                   104,110
               Chairman of the Board and Chief Executive Officer
         Ward C. Bourdeaux, Jr............................................                     3,160
               Director (1)
         R. Stanley Allen.................................................                     1,050
               Director (1)
         Christopher R. Baker.............................................                       550
               Vice President of Riser Transport Services

--------------------
(1)      Resigned as executive officer effective December 31, 2001.

         The restricted stock award agreements referred to in the table and paragraph above are filed with this Statement as Exhibits (e)(10) through
(e)(12) and are incorporated herein by reference in their entirety.

         Treatment of Stock Options. Under the Merger Agreement, the Company, Parent and the Purchaser have agreed that at the effective time of the Merger, each outstanding and unexercised option to purchase Shares pursuant to the Company's stock option plans, or pursuant to other disclosed compensatory option plans or agreements maintained by the Company, whether vested or unvested, will be converted into an obligation of the Company to pay, and the right of the holder thereof to receive, in full satisfaction of each stock option, the "Cash Amount" with respect to such Company Option. The "Cash Amount" for any stock option will equal the product of: (i) the excess, if any, of the Offer Price over the exercise price per Share of such stock option and (ii) the number of Shares underlying such stock option.

         Mr. Duane R. Deason, the Company's Chief Financial Officer, currently holds unvested options for 7,500 Shares with an exercise price of $3.00 per Share. As a result of the Merger, and assuming an Offer Price of $3.50 per Share, Mr. Deason will receive a Cash Amount of $3,750 in respect of his "in-the-money" stock options. None of the other executive officers or directors of the Company hold any options with an exercise price lower than the Offer Price.

         The Company is to take all reasonable actions necessary to cause the Company's employees and directors to consent, to the extent required, to the transactions contemplated above no later than immediately prior to the effective time of the Merger. Except as otherwise


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agreed by Parent or Purchaser and the Company, as of the effective time of the
Merger, (i) the Company's stock option plans will terminate, (ii) the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries will be deleted and (iii) except for noncancellable warrants to purchase Shares, no holder of the Company stock options or any participant in the Company's stock option plans or any other plans, programs or arrangements will have rights thereunder to acquire any equity security of the Company, the Surviving Corporation or any subsidiary thereof. The Company and Parent agree that the Cash Amounts are the sole payments that will be made with respect to or in relation to the Company's stock options.

         Under the Merger Agreement the Company, Parent and the Purchaser have agreed that all warrants and other equity securities, other than Company's stock options and any noncancellable warrants, shall be canceled as of the closing of the Merger at a nominal price or as otherwise agreed by the Purchaser. At or before the effective time of the Merger, the Company is to use its commercially reasonable efforts to take all actions, in a manner reasonably satisfactory to Parent, necessary or advisable to give effect to the above.

         Indemnification. The Merger Agreement provides that after the effective time of the Merger, Parent will cause the Surviving Corporation to indemnify and hold harmless each person who is at the time of signing of the Merger Agreement, or has been prior to the date of the Merger Agreement or who becomes prior to the effective time of the Merger, an officer or director of the Company or any of its subsidiaries, against liabilities based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was an officer or director of the Company or any of its subsidiaries, and liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, the Merger Agreement or the transactions contemplated thereby, in each case to the fullest extent required or permitted under applicable law (including with respect to the advancement of expenses).

         Directors' and Officers' Insurance. Parent has agreed to cause the Surviving Corporation to provide, until the sixth anniversary of the closing of the Merger, the directors and officers of the Company who are currently covered by the Company's existing insurance and indemnification policy, an insurance and indemnification policy that provides coverage for events occurring prior to the effective time of the Merger that is no less favorable than the Company's existing policy or, if substantially equivalent coverage is unavailable, the best available coverage, subject to some limitations.

         Merger Agreement. A summary of the material provisions of the Merger Agreement is included in the section entitled "The Merger Agreement; Other Arrangements" in the Offer to Purchase, filed as Exhibit (a)(1)(i) hereto and incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Merger Agreement, as amended, a copy of which is filed as Exhibits (e)(1)(i) and (e)(1)(ii) hereto and is incorporated herein by reference in its entirety.

         The Merger Agreement provides that upon the acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, at least a majority of the then issued and outstanding Shares, Parent is entitled to designate such number of directors, rounded up to the


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next whole number, but in no event more than one less than the total number of directors, as will give Parent representation on the Company's Board equal to the product of (i) the number of directors on the Company's Board (giving effect to the directors elected pursuant to this provision) and (ii) the Board Fraction. "Board Fraction" means a fraction, the numerator of which is the number of Shares which Parent and its subsidiaries beneficially own at the time of calculation of the Board Fraction, and the denominator of which is the total number of Shares then outstanding. The Company has agreed, to the extent permitted by its certificate of incorporation and bylaws and subject to its fiduciary duties, that it will, upon the request of Parent, use its best efforts to increase the size of the Board or secure the resignations of the number of directors as is necessary to enable Parent's designees to be elected to the Board and will take all reasonable actions available to cause Parent's designees to be so elected. At each such time, the Company will also, if requested by Parent, cause (i) each committee of the Board, (ii) the board of directors of each of the Company's subsidiaries and (iii) each committee of such board of directors to include persons designated by Parent constituting the same percentage of each such committee or board of directors as the Board Fraction. Notwithstanding the foregoing, the Company is not required to change the composition of its audit committee in any manner that would not meet the requirements of Nasdaq.

OTHER AGREEMENTS

         Amendment of Shareholder Rights Agreement. The Company entered into a Shareholder Rights Agreement on February 9, 2000 with State Street Bank and Trust Company as Rights Agent (the "Rights Plan"). The Rights Plan is intended to help ensure that the Company's stockholders receive fair and equal treatment in the event of any proposed acquisition of the Company. The Rights Plan can delay, deter or prevent a change of control of the Company and, therefore, can adversely affect stockholders' ability to realize a premium over the then-prevailing market price for the Common Stock in connection with such a transaction.

         Pursuant to the Rights Plan, each share of the Common Stock has attached to it one right. Under certain circumstances described below, each right entitles its holder to purchase from the Company shares of its Series Z Junior Participating Cumulative Preferred Stock, par value $.001 per share.

         Initially, the rights are not exercisable and are attached to, trade with and are inseparable from the shares of Common Stock. Until the rights become exercisable, they are evidenced only by the certificates or book-entry credits that represent shares of Common Stock. If a person or group acquires ownership of 15% or more of the outstanding Common Stock or makes a tender offer that could result in that person or group owning 15% or more of the outstanding Common Stock, then the rights separate from the Common Stock and become their own separately tradable security. At that point, each right also becomes exercisable to acquire one one-thousandth of a share of the Series Z stock at a cash exercise price that will be substantially higher than the market price of one share of Common Stock, and accordingly, the right will be "out-of-the-money." The current exercise price is $110 per right. Each one one-thousandth of a share of Series Z stock will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock and therefore is expected to approximate the market price of one share of Common Stock. Prior to exercise, the right does not give its


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

holder any dividend, voting or liquidation rights. Any rights held by the person or group who acquired ownership of 15% or more of the outstanding Common Stock or who made a tender offer that could result in that person or group owning 15% or more of the outstanding Common Stock will be void and may not be exercised.

         If a person or group acquires 15% or more of the outstanding Common Stock, all holders of rights except that person or group may, upon the payment of the exercise price, purchase a number of one one-thousandths of a share of the Series Z stock having a market value of two times the exercise price of the right, based on the market price of one one-thousandth of a share of Series Z stock prior to such acquisition. In other words, each holder of a right will be permitted to acquire shares of Series Z stock at a 50% discount to the market price of such stock. Thus, at that point the rights will be "in-the-money."

         If the Company is later acquired in a merger or similar transaction after a person or group acquires ownership of 15% or more of the outstanding Common Stock, holders of rights (other than that person or group, whose rights will be void) may, upon the payment of the exercise price, purchase shares of the acquiring corporation with a market value of two times the exercise price of the right, based on the market price of the acquiring corporation's stock prior to such merger or similar transaction. In other words, each holder of a right is permitted to acquire shares of the acquiring company's Common Stock at a 50% discount to the market price of such stock.

         Generally, prior to a person or group acquiring 15% or more of the outstanding Common Stock or making a tender or exchange offer that could result in such person or group owning 15% or more of the outstanding Common Stock, the Board may amend the Rights Plan without the consent of the holders of the rights. After such time, the Board may not amend the Rights Plan in a way that adversely affects holders of the rights.

         On March 13, 2001, the Company amended its Rights Plan to allow Centennial Holdings V, L.P., Centennial Fund V, L.P., Centennial Entrepreneurs Fund V, L.P. and their affiliates and associates to beneficially own up to 20% of the outstanding shares of the Common Stock without triggering the Rights Plan. One of the Company's outside directors, Jeffrey H. Schutz, is a general partner of Centennial Holdings V, L.P., which is in turn the general partner of Centennial Fund V, L.P. and Centennial Entrepreneurs Fund V, L.P. For information on Mr. Schutz's and the Centennial entities' stockholdings, please see the Principal and Management Stockholders table appearing in Annex A.

         As a condition to entering into the Merger Agreement, Parent and Purchaser required the Company to take all action as necessary such that the execution of the Merger Agreement and any amendments thereto by the parties and the consummation of the contemplated transactions would not cause the Rights Plan to be triggered. Accordingly, on January 9, 2002, the Company amended its Rights Plan to allow the Board to exempt on a case-by-case basis the application of the Rights Plan to certain would-be acquirors. Under such amendment, the Rights Plan is not triggered if a majority of the Board approves in advance an acquisition that would otherwise trigger the Rights Plan. The Board approved the Offer, the Merger and the Shareholders' Agreement at a meeting on January 9, 2002; accordingly, the transactions described in this Statement will not cause the Rights Plan to be triggered.

         The Rights Plan and the rights will expire on February 15, 2010, unless the rights are earlier exercised, redeemed or exchanged. The Board may redeem the rights only until the earlier of the time at which any person or group acquires ownership of 15% or more of the outstanding Common Stock or the expiration of the Rights Plan. If the Board redeems any rights, it must redeem all of the rights. The redemption price is subject to adjustment for stock splits or stock dividends on the Common Stock. After a person or group acquires ownership of 15% or more of the outstanding Common Stock, but before that person or group owns 50% or more of the outstanding Common Stock, the Board may, at its option, extinguish the rights by exchanging all or any part of the then outstanding exercisable rights for shares of Common Stock at an exchange ratio specified in the Rights Plan, other than rights held by that person or group, which are void.

         In the event that the Board approves in advance a transaction that it has determined is in the best interests of the stockholders but that otherwise would cause the rights to separate from the Common Stock and become exercisable, the Rights Plan will not apply, due to the second amendment to the Rights Plan discussed above. In the event that the Board approves a transaction that it has determined is in the best interests of the stockholders after an acquiror has already purchased 15% or more of the outstanding Common Stock, the Board may, in connection with such approval, redeem the rights. In either event, the transaction can proceed without causing the rights to separate from the Common Stock and become exercisable.

         The Rights Plan and its two subsequent amendments are filed as Exhibits
(e)(14)(i) through (e)(14)(iii), respectively, hereto and are incorporated herein by reference in their entirety.

         Shareholder's Agreement. A summary of the material provisions of the Shareholders' Agreement is included in the section entitled "The Merger Agreement; Other Arrangements" in the Offer to Purchase, filed as Exhibit
(a)(1)(i) hereto and incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Shareholders' Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference in its entirety.

         Nondisclosure Agreement. The Company and Resurgence Communications, LLC ("Resurgence") entered into a Nondisclosure Agreement dated November 19, 2001 (the "Nondisclosure Agreement"). According to the Schedule TO, Resurgence was formed by two officers of Purchaser for the purpose of pursuing a business strategy of acquiring and assimilating several building-centric telecommunications companies into a single company. In the Merger Agreement, Parent and Purchaser have agreed to be bound by the terms and conditions of the Nondisclosure Agreement to the same extent as Resurgence.

         Pursuant to the Nondisclosure Agreement, the parties have agreed to keep confidential certain information received from each other in the course of evaluating the transactions contemplated by the Merger Agreement. The Nondisclosure Agreement is filed as Exhibit (e)(3) hereto and is incorporated herein by reference in its entirety.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD OF DIRECTORS

         At a meeting held on January 9, 2002, the Board: (1) determined that the Offer Price and Merger Consideration are fair to the stockholders of the Company and the Offer and Merger are otherwise in the best interests of the Company and its stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby, (3) declared that the Merger Agreement is advisable, (4) consented to the Offer and (5) recommended that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer and approve and adopt the Merger Agreement.

         A press release announcing the Merger Agreement and the transactions contemplated thereby and a letter to the Company's stockholders communicating the Board's recommendation are filed as Exhibits (a)(5)(i) and (a)(2) to this Statement and are incorporated herein by reference.

BACKGROUND OF THE TENDER OFFER AND MERGER

         General

         The Company was formed as a limited liability company under the laws of Georgia on August 16, 1995, under the name Cypress Communications, L.L.C. The Company completed a reorganization on July 15, 1997, in which the operations of the predecessor company were merged into Cypress Communications, Inc., a Delaware corporation. In December 1998, the Company acquired certain of the assets and business of MTS Communications, a provider of building-centric communications services in Los Angeles, California. On February 15, 2000, the Company completed its initial public offering in which it sold an aggregate of
11.5 million shares of Common Stock at a price per share of $17.00, for an aggregate offering price of approximately $195.5 million. In April 2000, the Company acquired all of the outstanding common stock of SiteConnect, Inc., a Seattle-based in-building communications service provider, in exchange for an aggregate of 635,654 shares of Common Stock. In September 2000, the Company and a joint venture partner formed Cypress Canada Communications, Inc. to provide in-building communications services in Canada. In January 2001, the Company agreed to redeem all of its joint venture partner's interest in the subsidiary, having decided to cease retail operations in Canada, except for potential wholesale operations relating to Cypress Canada's existing networks in four buildings in Toronto, Canada.

         Recent Developments Affecting the Company

         During 2000, the Company continued to use net proceeds from its initial public offering to increase the scale of its operations, including the construction of its in-building telecommunications networks, purchase of communications equipment, and implementation and modification of its information support systems. As of December 31, 2000, the Company had constructed in-building networks in 562 buildings representing approximately 164 million rentable square feet in 28 major metropolitan areas. During 2000, the telecommunications industry, and particularly shared tenant service providers and competitive local exchange carriers such as the Company, began to suffer a significant downturn, and equity values of publicly traded companies in the industry fell dramatically. By the end of 2000, it had become clear to Company management and the Company Board of Directors that in order to continue the Company's growth, expansion and the further development of its network and services in accordance with its business plan, the Company would need to arrange for substantial additional sources of capital through the issuance of debt or equity or bank borrowings. Due to the significant deterioration in the telecommunications industry in general and in the Company's markets in particular, the Company did not believe that it was likely that such additional sources of capital would be available on a time frame that would meet the Company's expected cash needs. As a consequence, the Company began in late 2000 to explore ways to preserve cash and improve the efficiency of its operations.

         In January 2001, the Company announced several initiatives to reduce costs and defer the Company's funding needs into the second quarter of 2002. Among these initiatives was to reduce the scope of its retail operations from 28 major markets to 13 markets, and to reduce its work force by 40% to 45%. The Company also took steps intended to reduce network costs and position the Company to take advantage of new technologies and network architectures in the future. In addition, in order to generate additional sources of revenue, the Company began offering wholesale riser transport services to other carriers and providers of communications services using its existing in-building networks.

         On March 21, 2001, the Company announced a revised business plan that was designed to eliminate the Company's need for additional funding. Under the revised business plan, the Company suspended retail operations in six additional markets, having determined to concentrate its retail business in Atlanta, Boston, Chicago, Dallas, Houston, Seattle and Southern California (Los Angeles and Orange County), which comprised the Company's most mature markets in terms of revenue production and customer penetration. The intent of this further reduction in the scope of its business operations was to deploy the Company's existing capital in the seven markets in which the Company believed it could achieve positive cash flow in the shortest amount of time. Additionally, the Company announced plans to continue to maintain its existing riser facilities for the purpose of providing wholesale services in all of its 28 constructed markets, voice and data communications services in Atlanta, Boston, Chicago, Dallas, Houston and Southern California, and data communications services in Seattle. The Company also announced that as a result of the restructuring, the Company would reduce its workforce by approximately 50%, or about 200 employees, by the middle of 2001.

         During the second quarter of 2001, the Company continued to consider additional reductions in operations, services and markets in connection with its ongoing efforts to conserve existing capital, refine core business practices, streamline operations, increase productivity, and adapt to volatile capital markets and industry conditions. The Company also looked for appropriate opportunities to expand its retail and wholesale operations.

         Despite the Company's efforts to conserve cash and improve the performance of its reduced business operations, and the success the Company was having in reducing its cash needs, the Company's financial performance continued to decline.

         Nasdaq Delisting Proceedings

         During the third quarter of 2001, the Company was faced with actions by the Nasdaq National Market ("Nasdaq") to delist the Company's Common Stock from continued listing on Nasdaq because the average bid price of the Common Stock had fallen below $1.00 per share in violation of Nasdaq rules. The Company's Board of Directors determined that it was desirable and in the best interest of the Company and its stockholders that the Company maintain the Nasdaq listing, and the Company announced its intention to implement a reverse split of all issued and outstanding shares of its Common Stock, subject to stockholder approval, to regain compliance with the applicable Nasdaq rules.

         On July 6, 2001, the Company received notice from Nasdaq that the Company's failure to comply with the minimum closing bid price listing requirement would subject the Company to delisting from Nasdaq as of July 16, 2001. The Company appealed the decision to the Nasdaq Listing Qualifications Panel, which stayed delisting pending an outcome of the appeal. On August 17, 2001, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation authorizing a reverse split of the Company's Common Stock at a ratio not to exceed one-for-fifteen, effective August 27, 2001.

         Shortly after the approval of the amendment by the Company's stockholders, the Company announced that its Board had voted to effect a one-for-ten reverse stock split of the Common Stock. The implementation of the reverse split satisfied Nasdaq's concerns regarding the minimum bid price requirement, and on September 13, 2001, the Nasdaq Listing Qualifications Panel determined to continue listing the Common Stock on Nasdaq. However, due to a significant decline in the overall market value of the Company's publicly held Common Stock, Nasdaq notified the Company that it was not then in compliance with Nasdaq's minimum market value of public float requirement, and informed the Company that its continued listing would be subject to the following exception: on or before October 5, 2001, the Company was required to demonstrate a market value of public float of at least $5 million for one trading day. If the Company failed to do so, it would be provided with a 90-day grace period, during which time it would have to demonstrate a public float of at least $5 million for a minimum of ten consecutive trading days. If the Company failed to satisfy these conditions, it would be subject to delisting from Nasdaq, or to transfer to the Nasdaq SmallCap Market. As a consequence of the terrorist attacks of September 11, 2001 and their effects on the capital markets, Nasdaq suspended its minimum public float requirement for the remainder of 2001, and declared that Nasdaq's delisting proceedings regarding the Company were therefore terminated.

         Company Contacts and Negotiations with Other Potential Acquirors

         In May 2001, the Company engaged Breckenridge Securities Corp. ("Breckenridge") to help it identify and pursue strategic alternatives, including both the raising of additional outside capital and the identification of potential telecommunications businesses that the Company might acquire or with whom the Company might pursue other strategic transactions. The Company selected Breckenridge because of its extensive experience in the telecommunications industry. After analyzing the market, Breckenridge advised the Company that it was unlikely that the Company would be able to raise additional capital given the continued poor market conditions for such capital. During June and July, 2001, the Company engaged in preliminary discussions with two potential acquisition candidates, but those discussions terminated without the parties agreeing on terms. During this time the Company also held preliminary discussions with another publicly traded telecommunications provider, referred to in this Statement as "Buyer A," identified during Breckenridge's search for potential acquisition candidates, regarding a possible merger of the Company and Buyer A. Those discussions also terminated without moving beyond the preliminary stage.

         In August 2001, Breckenridge met with Company management and the Board of Directors of the Company to review the Company's strategic alternatives. At this meeting, Breckenridge and the Company discussed the outlook for the Company continuing to operate on a stand-alone basis, the possible attractiveness of the Company to other potential buyers, and the possibility of winding down the Company's operations in a liquidation. The Board of Directors directed Breckenridge to focus more actively on potential parties who might have an interest in acquiring some or all of the Company, and to initiate active marketing efforts in that regard.

         Between August 28, 2001 and September 28, 2001, Breckenridge contacted 62 potential buyers that it had identified as parties that might be interested in purchasing a business with the Company's characteristics. From these potential buyers, 22 parties signed confidentiality agreements and received confidential information regarding the Company, and three of these parties submitted nonbinding proposals to acquire the Company.

         One of these proposals was submitted by Buyer A, with whom the Company had had preliminary discussions in June 2001. Buyer A proposed a transaction, subject to the completion of due diligence and other conditions, in which the stockholders of the Company would receive shares of Buyer A in a transaction valued by Buyer A at $30 million.

         A closely held telecommunications provider, referred to in this Statement as "Buyer B," submitted a proposal pursuant to which the Company would invest $25 million in preferred stock of Buyer B in return for an approximately 11% ownership interest in Buyer B, which the Company would then distribute to its stockholders. A third potential buyer proposed a reverse stock merger that would have resulted in the stockholders of the Company owning approximately 16.4% of the combined entity.

         On September 28, 2001, Breckenridge met with Company management and the Board of Directors to discuss the results of its efforts, including the three proposals received. After considerable discussion of all three proposals, the Board directed Breckenridge and management to pursue discussions with Buyer A, and these further discussions continued through November 15, 2001. On October 23, 2001, after completing its due diligence investigation, Buyer A submitted a revised nonbinding proposal, proposing to acquire only selected assets of the Company, including particularly the Company's fiber riser infrastructure, for a reduced purchase price of $14 million payable in shares of Buyer A's stock.

         On October 15, 2001, the Company also directed Breckenridge to contact potential buyers who might be interested in purchasing a portion of the Company's operations, including in particular whether parties might be interested in purchasing select markets. The Company's goal was to determine if the Company might be able to sell individual pieces of its business for a higher price than it might receive for the entire business, including potential buyers for the portion of the Company's business not sold to Buyer A.

         On November 7, 2001, a small, publicly-traded company in the business of holding oil and gas interests, referred to in this Statement as "Buyer C," contacted the Company and Breckenridge regarding a possible proposal to acquire a controlling interest in the Company from the Company's largest inside stockholders. Buyer C had previously contacted one of the Company's largest stockholders in mid-2001 regarding a potential acquisition of the stockholder's shares, but that stockholder had referred Buyer C to the Company, and no further discussions took place at that time. Breckenridge instructed Buyer C to submit its proposal in writing.

         At a meeting of the Company's Board of Directors on November 9, 2001, Breckenridge updated the Board on the status of the discussions with Buyer A. The Company's outside legal counsel, Kilpatrick Stockton LLP, described for the Board certain terms of the proposal, including the timing that would be required to close a transaction on those terms and the approvals that would be required. The Board was also updated on the revised terms of Buyer A's proposal, including Buyer A's agreement to grant the Company an indefeasible right to use the riser infrastructure to continue the Company's traditional retail business. During the meeting, representatives from Breckenridge left the meeting to discuss the revised terms with the chief executive officer of Buyer A. Upon returning to the meeting, Breckenridge informed the Board that Buyer A intended to deliver unregistered stock in payment of the purchase price, and would insist that the number of shares of Buyer A stock delivered at closing would be based on the average closing price during the 20 days prior to the closing of the transaction. The Board discussed the desirability of requiring a collar that would fix a minimum and maximum number of shares of Buyer A stock to be delivered in the transaction. After considerable discussion, the Board authorized and directed Breckenridge and management to continue its discussions with Buyer A on the revised terms.

         At the November 9 meeting, the Board also discussed other strategic alternatives to pursuing a transaction with Buyer A, including (i) the sale of all or substantial parts of the Company's operations, (ii) the liquidation or dissolution of the Company, and (iii) the continuation of the Company's business on a reduced scale. The Board also heard from the Company's chief financial officer and other executives regarding management's preliminary analysis of the financial implications of a liquidation and dissolution of the Company's business, including the range of possible returns, if any, to stockholders from a wind-down, and other possible legal and financial implications. Management also discussed the Company's recent financial results, including the Company's failure to achieve internal sales goals during the most recently completed month. Management also discussed with the Board the prospects of operating the Company on a reduced size, including possible alternatives such as operating a data-only business, a wholesale-only business, an Atlanta-only model, and various combinations of these possibilities. After considerable discussion, the Board concluded that it would likely be too difficult to operate a limited operation under current market conditions, and that a limited operation would not likely generate sufficient revenues to sustain the Company.

         The Company's Board of Directors met again on November 13, 2001, to hear an update from Breckenridge and management on the status of negotiations with Buyer A. The Board discussed further the desirability of a collar around the Buyer A stock price for purposes of determining the number of shares to be delivered to the Company at closing, and other terms of the transaction. After considerable discussion, the Board authorized and directed Breckenridge and management to continue discussions with Buyer A. These discussions continued until November 15, 2001, when Buyer A informed Breckenridge that it was not willing to continue discussions on the proposed terms, at which point the Company and Buyer A ceased negotiations.

         On November 15, 2001, Buyer C submitted a proposal to Breckenridge to purchase up to 60% of the Company's Common Stock from some of the Company's large stockholders. The proposal was subsequently communicated to the large stockholders, who rejected the proposal. Breckenridge communicated this to Buyer C on November 19, 2001, and informed Buyer C that the Company would not consider any offer to acquire less than all of the Company's outstanding shares. On November 20, 2001, Breckenridge provided Buyer C with certain non-public data relating to the operations of the Company and Buyer C executed a confidentiality agreement with respect to such information. Due diligence conferences were held intermittently with Buyer C through November 29, 2001.

         On November 19, 2001, the Company directed Breckenridge to again canvass the market to determine if there were any potential buyers for the Company. Breckenridge contacted 25 potential buyers, 14 of whom entered into confidentiality agreements and reviewed confidential Company information, and six of whom ultimately submitted nonbinding proposals. Buyer B submitted a proposal revised from its earlier proposal, and Resurgence also submitted a proposal, described in more detail below under "--Company Contacts and Negotiations with Parent and Purchaser." Most of the remaining proposals related to only portions or select markets. Buyer C also made a revised proposal, which proposed in the alternative, (i) the acquisition of a controlling interest in the Company for a purchase price of $5.25 per Share by purchasing the shares held by large stockholder affiliates of certain of the Company's directors, followed by the offer to purchase at a later unspecified date all of the remaining stockholders' shares at a price of $5.50, or (ii) the purchase of 100% of the outstanding shares of the Company by means of a public tender offer at a price of $4.00 per share.

         At a meeting of the Company's Board of Directors on December 3, 2001, Breckenridge summarized the various proposals and discussed them with the Board. Kilpatrick Stockton discussed generally with the Board the Board's fiduciary duties in considering the proposals. During its discussion, the Board determined that it would not agree to a transaction that provided immediate liquidity to its insider stockholders that did not give the remaining outside stockholders the opportunity to participate. Kilpatrick Stockton reported that because of the Company's stockholder rights plan, or "poison pill," each of the alternative transactions proposed by Buyer C would require Board action to cause the rights plan not to be applicable.

Although the Board took notice of the fact that Buyer C had offered to purchase the remaining shares at some future date, the Board was not satisfied with the conditions placed on Buyer C's obligation to purchase the remaining shares or by the lack of assurances as to Buyer C's access to funds to finance the future purchase. The Board directed Breckenridge and management to engage in discussions with Buyer C regarding its alternative proposal to acquire all of the outstanding Shares. The Board then discussed with Kilpatrick Stockton and Breckenridge the likely structure of such a transaction and the timing required to complete such a transaction. It was also noted that Ward C. Bourdeaux, Jr., a director and executive officer of the Company, was considering making an offer to acquire certain assets of the Company which would most likely consist of the Company's Atlanta operations. Due to this potential conflict of interest, Mr. Bourdeaux had determined to recuse himself from further Board discussion of potential transactions. Mr. Bourdeaux did not attend any further Board meetings described below prior to the Board's approval of the Merger Agreement.

         In early December, Buyer C commenced its due diligence investigation of the Company. Kilpatrick Stockton prepared and distributed a draft tender offer agreement to Buyer C on December 10, 2001 outlining the proposed terms. On December 12, 2001, Buyer C delivered a commitment letter from Buyer C's bank relating to financing for Buyer C's proposed tender offer. The commitment letter noted that the financing was contingent upon the deposit with the financing bank by the Company of an amount of the Company's cash equal to the amount needed by Buyer C to consummate the tender offer (which amount was the entire amount necessary to purchase all outstanding Shares). Due to concerns as to the structure of Buyer C's financing, the Company directed Buyer C to seek financing sources that would not be dependent upon the assets and cash of the Company. Negotiations continued on this point with Buyer C through mid-December.

         On December 20, Buyer C provided materials to the Company through Breckenridge relating to Buyer C's plans for the Company, including a pro forma balance sheet. These plans included plans to shut down or sell off each of the Company's markets other than Atlanta, and assumed settlement of many of the Company's long-term and contingent liabilities on terms considerably more favorable than the Company had been able to achieve or thought reasonably likely to be achievable. On December 21, 2001, as a result of negotiations between the Company and Buyer C, Buyer C provided the Company with a new commitment letter from Buyer C's bank. The revised commitment letter did not satisfy the Company's concerns regarding Buyer C's arrangements to finance the transaction and satisfy obligations after the completion of the tender offer.

         Company Contacts and Negotiations with Parent and Purchaser

         Charles B. McNamee, Chairman and Chief Executive Officer of Purchaser, and Gregory P. McGraw, President and Chief Operating Officer of Purchaser, each have worked in the telecommunications industry for over 25 years. During 2000, Mr. McNamee, who was employed by Parent until October 2000, and Mr. McGraw formulated a plan for a new business which contemplated the acquisition and assimilation of several building-centric telecommunications companies into a single company. Messrs. McNamee and McGraw formed a company, Resurgence, to pursue this business strategy. On February 13, 2001, Mr. McGraw met with representatives of Breckenridge to discuss the possibility of using Breckenridge to approach certain acquisition candidates. On July 18, 2001, Resurgence engaged Breckenridge to approach a large telecommunications company regarding Resurgence's interest in acquiring certain operations of that company. When that company indicated it was not interested in selling the operation, Resurgence and Breckenridge terminated Breckenridge's engagement on August 31, 2001.

         Throughout 2001, Resurgence had engaged in discussions with various parties in an effort to obtain financing to implement its business plan. In October 2001, Mr. Perry Ruda, Chairman and Chief Executive Officer of Parent, contacted Mr. McNamee and expressed Parent's general, preliminary interest in participating in the Resurgence business plan. In December 2000, Parent had disposed of all of its North American operations and was operating only in Argentina and Brazil. As the economies of those nations weakened, Parent began exploring opportunities to expand its geographic reach and enhance its product offerings. On November 19, 2001, Mr. McNamee met with Mr. Ruda, Mark Grant, President of Parent and made a detailed presentation of the Resurgence business plan. On November 20, 2001, Mr. Ruda informed Mr. McNamee that Parent would be interested in participating in the Resurgence business plan, principally through the provision of acquisition financing.

         On November 19, 2001, representatives of Breckenridge met with Resurgence to discuss the possibility of a transaction with the Company. Resurgence advised Breckenridge that it would only be interested in exploring the possibility of acquiring certain assets of the Company and not in acquiring the Company as an entire entity. On November 19, 2001, Resurgence executed the Nondisclosure Agreement with the Company, and on November 20, 2001, Breckenridge provided Resurgence with certain non-public data relating to the operations of the Company. Resurgence requested additional material regarding the Company on November 21 and 28, 2001.

         On November 25, 2001, Breckenridge informed Resurgence that the Company would only pursue a transaction to acquire the entire Company. Breckenridge informed Resurgence that although they had received proposals from various interested parties to purchase specific assets of the Company, the Company was in negotiations with one or more other parties interested in acquiring the Company as an entire entity. Messrs. McNamee and McGraw discussed this development with Parent and, at a meeting held on November 29, 2001, Parent and Resurgence resolved to focus their acquisition efforts exclusively on the Company.

         On December 3, 2001, Resurgence submitted a nonbinding proposal to the Company to acquire selected company assets and markets for between $4 million and $6 million, payable in cash and by assuming certain liabilities associated with those markets. Resurgence identified the precise in-building operations it would be seeking to acquire on December 4, 2001. Resurgence submitted additional diligence questions on December 6. Breckenridge informed Resurgence that the Company desired a transaction that involved the sale of the entire company and Breckenridge continued dialogues with other parties that were interested in acquiring the Company on that basis, including particularly Buyer C as described above, that were interested in buying the Company on that basis. Resurgence reiterated to Breckenridge its interest in acquiring certain assets of the Company only.

         On December 3, 2001, Breckenridge informed Resurgence and Parent that the Company had rejected its proposal because, among other reasons, it did not contemplate the acquisition of all of the Company. On December 14, 2001, Breckenridge, in a telephone conference with Messrs. NcNamee and McGraw and Parent, again discussed the Company's desire that Resurgence and Parent make an offer to acquire the entire Company. At a later meeting held via telephone conference on December 14, 2001, Messrs. McNamee and McGraw and Parent considered whether to make an offer to acquire all of the Company. On December 15, Breckenridge and Resurgence met via telephone conference to discuss due diligence issues.

         On December 17, 2001, Resurgence and Parent communicated to Breckenridge a proposal to buy all outstanding Shares of the Company for $2.75 per share. On December 18, 2001, Breckenridge informed Parent and Resurgence that the Company's Board would likely consider the $2.75 per share offer price to be inadequate. That same day, representatives of Parent and Resurgence met to consider raising the offer. Following detailed discussion and analysis, Parent and Resurgence communicated to Breckenridge a new offer of $3.50 per share for all outstanding Shares of the Company, subject to satisfactory completion of a due diligence examination.

         On December 19, 2001, representatives of the Company, Kilpatrick Stockton, Breckenridge, Parent, Resurgence, and Parent's outside counsel, met at the Company's office in Atlanta to discuss structuring and other issues, including the basic terms of a transaction. The parties generally discussed a transaction in which a newly formed subsidiary of Parent, of which Messrs. McNamee and McGraw would be the principal officers, would commence a tender offer to purchase all outstanding shares of Common Stock for $3.50 per share, subject to due diligence. It was also contemplated that certain major stockholders of the Company would commit to tender a certain number of shares owned by them, but at least 35% of the outstanding Shares, in the proposed tender offer. The Company required, and Parent agreed, that the tender offer would not be subject to a financing contingency. Parent requested that the Company terminate all other discussions with possible buyers and agree to negotiate with Parent and Purchaser on an exclusive basis while Parent conducted its due diligence investigation. In those discussions, the Company stated that it would not agree to terminate discussions with other possible buyers or to negotiate with Parent on an exclusive basis, unless and until Parent had completed its due diligence investigation and the parties had signed a definitive agreement. Parent and Resurgence continued their due diligence review of the Company, which included representatives of Parent's independent accountants and outside legal advisors, through Christmas.

         On December 28, 2001, counsel for Parent submitted an initial draft of the Merger Agreement and Shareholders' Agreement. The parties negotiated the terms of these agreements on a continuing basis through January 8, 2002.

         The Company's Board of Directors met again on December 31, 2001, to hear an update on the status of negotiations with Parent and Buyer C. At the meeting, Breckenridge described the current status of the negotiations, and discussed with the Board the proposed financing arrangements indicated by Parent and Buyer C to support their respective offers. Breckenridge shared with the Board a copy of the most recent bank commitment letter provided by Buyer C, and noted that the commitment letter still in effect contemplated that the Company's cash would be used as collateral to secure Buyer C's financing. Breckenridge then shared with the Board a copy of a commitment letter, dated December 28, 2001, provided to Breckenridge by Parent and addressed to the Company's Board of Directors, from the Oliver Estate. The Oliver Estate commitment letter contained the Oliver Estate's commitment to provide up to $17,500,000 to fund Parent's consummation of the Offer and the Merger. Breckenridge noted that Parent had indicated to Breckenridge that Parent's financing from the Oliver Estate did not obligate Parent to utilize the Company's cash or other assets for repayment, and that the financing would not be secured by or involve the transfer of any of the Company's cash or other assets to secure the financing. The Board also discussed the offer price being proposed by Parent, including whether it was likely that Parent might be persuaded to increase its offer price above $3.50 per Share. Based in part on Breckenridge's description of its discussions with Parent, and the fact that Parent had already raised its initial offer from $2.75 to $3.50 per Share, the Board determined that it was unlikely that Parent would increase its offer price. The Board noted that despite the lower offer price of Parent's proposal, the Board was inclined to favor Parent's proposal because Parent's proposed transaction had, in the Board's view, a higher likelihood of being consummated successfully and quickly.

         At the December 31, 2001 meeting, Kilpatrick Stockton described for the Board in detail its fiduciary responsibilities in considering offers to acquire the Company, including particularly the fiduciary duties that can arise in favor of a corporation's creditors and the corporation in general when a corporation is insolvent or in the vicinity of insolvency, or when a proposed transaction would render the Company insolvent or put it into such vicinity. Kilpatrick Stockton also noted that the Board is permitted to consider the financing risks associated with a proposed transaction, and that the Board may reject a proposed transaction if the Board does not believe that the proposed financing of the transaction will leave the Company with sufficient capital to meet its obligations or otherwise insolvent. The Board then engaged in considerable discussion regarding the relative merits of the Parent and Buyer C proposals. It was noted that the Buyer C transaction documents were substantially negotiated and could be finalized quickly. There was general consensus that although the basic structure of the Merger Agreement proposed by Parent's counsel was acceptable, there were many outstanding issues to resolve before the agreement would be acceptable to the Company. Mr. Blount reported that he had discussed the state of the initial draft with Resurgence, and that he felt optimistic that the outstanding issues could be resolved to the Company's satisfaction.

         At the December 31, 2001 meeting, Mr. Deason presented to the Board a revised wind down analysis detailing management's updated analysis of the financial implications of a liquidation and dissolution of the Company's business, including the range of possible returns, if any, to stockholders from a wind-down of the Company's operations. Mr. Deason described the significant changes from the wind-down analysis discussed by the Board in November, and described in detail the principal assumptions underlying the revised analysis and responsible for the range of possible stockholder returns indicated by the analysis. According to the wind down analysis, potential returns to stockholders, after satisfaction or resolution of all known outstanding and contingent liabilities based on assumed settlement possibilities, would range from a low of $5,000,000 or less to a high of as much as $25,000,000, with a projected return of approximately $16,300,000. Mr. Deason explained that one of the biggest factors in the analysis was management's assumptions as to its relative degree of likely success in negotiating releases from its long-term real estate leases and telecommunications carrier agreements. Mr. Deason also explained that the returns would be subject to significant execution risk as to whether the Company would be successful at negotiating with the many different creditors, and also subject to potentially lengthy delays in resolving all obligations, any of which could reduce the size of any potential return to stockholders and delay the timing of the payment of any liquidating distribution to stockholders.

         Kilpatrick Stockton delivered the Company's comments on the draft Merger Agreement later on December 31. Negotiations over the proposed transaction with Parent continued on January 2, 2002 during an all-hands, day-long negotiating session at the offices of Parent's outside legal counsel. Several material terms were negotiated, including the percentage of outstanding Shares Parent requested that the Major Stockholders commit to tendering, the scope of the Company's ability to terminate the Merger Agreement in order to accept a superior offer, the amount of any termination fees and expenses payable to Parent upon such occurrence and the minimum percentage of the outstanding Shares that had to be tendered and not withdrawn at the final expiration of the tender offer in order for Parent and Purchaser to consummate the offer.

         In the January 2 discussions, the Company emphasized that its Board of Directors would not agree to a transaction that contained provisions that effectively precluded the Company from considering other transactions that might be superior to Parent's proposed terms. To that end, the Company indicated that it would agree to terminate discussions and not solicit other offers so long as it could continue to receive unsolicited offers that the Board of Directors of the Company considered to be superior, and so long as it had the right to terminate the Merger Agreement to pursue an offer it thought to be superior. In addition, the Company negotiated with Parent to reduce the size of the termination fee payable upon such a termination from the $900,000 requested by Parent to $500,000, in each case plus Parent's out-of-pocket expenses. In addition, Parent initially demanded that the Major Stockholders, who held more than a majority of the outstanding Shares, unconditionally agree to tender their Shares in the Offer, with approximately half of those Shares being tendered without the right to withdraw. After considerable discussion, the parties reached general agreement that the Major Stockholders would only be required to agree to tender some of their Shares, constituting 11% of the outstanding Shares, and that the obligation to tender such Shares would terminate upon termination of the Merger Agreement, including, for example, in the event the Company should terminate the Merger Agreement to pursue a superior proposal.

         At the January 2 meeting, Parent stated that it would require that at least 90% of the outstanding Shares be tendered in the Offer before it would be required to complete the Offer, but that it would reduce the minimum tender condition to a lower percentage of not less than 50.1% if the Company would agree to grant Parent a "top-up option" entitling Parent to purchase whatever number of newly issued Shares would be required for Parent to increase its percentage to 90%, the percentage required to effect a "short-form" merger of Purchaser and the Company without the need for a stockholder vote under Delaware law. The Company and its counsel objected to the top-up option structure, but agreed to consider an increase in the minimum tender condition above 50.1%. The Company noted in particular that, due to the continued substantial negative cash flow being experienced by the Company, it would be reluctant to commence a transaction if there were a significant possibility that the transaction would not close. To that end, the Company insisted that Parent not be able to terminate the Merger Agreement except for material adverse events affecting the Company that could not be cured by the Company. The parties engaged in significant negotiations to limit these potential material adverse events to matters that were mutually acceptable to the parties.

         The Company's Board met again on January 3, 2002 to hear an update on the status of the various transactions being considered by the Board. At this meeting, Kilpatrick Stockton summarized the extensive negotiations that had taken place with Parent and its outside counsel since the December 31 Board meeting, and described the most significant unresolved issues of the transaction, including (i) the 90% minimum tender condition demanded by Parent,
(ii) the top-up option structure, and (iii) the termination fee. At the meeting, Kilpatrick Stockton described the various issues relating to the top-up option structure. Kilpatrick Stockton noted that Parent had indicated strongly that it would not agree to a transaction that did not assure Parent of obtaining sufficient Shares to effect a short-form merger, whether those Shares were obtained by means of a tender offer with a 90% minimum tender condition or by means of a top-up option. The Board discussed also that a 90% minimum tender condition could be difficult to satisfy if a sufficient number of the stockholders did not respond to the Offer, also subjecting the Company to the risk that the transaction would not close. The Board concluded, however, that a 90% minimum tender condition would not likely be difficult to achieve in light of the nature of its existing stockholder base and the magnitude of the proposed premium over the then current market price of the Shares. The Board and management discussed ways to minimize the Company's cash burn rate during the period between the commencement and completion of a transaction.

         At the January 3 Board meeting, the Board also heard an update on the status of the Company's discussions with Buyer C. Breckenridge informed the Board that it had had numerous further discussions with Buyer C, but that Buyer C had not changed its financing plans for its proposal. Breckenridge also noted that it had informed Buyer C that the Company's Board of Directors was not favorably disposed toward any offer that contemplated the use of the Company's cash or other assets to secure all of its financing, and that Buyer C should revise its financing plans.

         Between January 3 and January 8, 2002, the parties continued to negotiate the terms of the transaction proposed by Parent. In addition, during this time Breckenridge and Company management had several telephone conversations and meetings with Buyer C. During these discussions, Breckenridge informed Buyer C that the Company's Board of Directors would not likely approve its proposal unless Buyer C committed additional funds or agreed not to use or encumber the Company's cash or other assets to secure acquisition financing.

         At a meeting of the Company's Board held on January 8, 2002, the Board received an update on the status of the negotiations with Parent and the other alternatives being considered by the Board. At the meeting, Breckenridge reviewed with the Board in detail the process it had followed in contacting nearly 100 potential buyers for the Company, and the relative lack of interest by such buyers revealed by those efforts. Breckenridge emphasized that the limited interest shown in the Company was indicative of the current continued depressed market for competitive local exchange telecommunications providers, and particular for building-centric providers like the Company. Breckenridge summarized the limited number of indications of interest received, and the negotiations that had taken place in October and November with Buyer A and Buyer B, and later with Buyer C and Parent. Breckenridge then summarized the course of the negotiations with Buyer C and Parent, and reviewed again the differences in the financing arrangements proposed by each of them to support their proposed tender offers. Breckenridge informed the Board that Buyer C had approached the Company with a new proposal to improve its financing. Under this proposal, Buyer C proposed that the Company purchase, immediately following the completion of a tender offer by Buyer C for at least a majority of the outstanding Shares, a portion of the oil and gas interests held by a subsidiary of Buyer C in order to provide Buyer C with the liquidity needed to finance the tender offer. After a discussion, the Board determined that the proposed revised financing arrangements of Buyer C were not acceptable.

         Mr. Deason then provided a comprehensive description of the Company's current financial results, including specifically the Company's performance over the preceding five months. Mr. Deason noted that although the Company had been successful in reducing its cash burn and had realized some improvement in its gross margins, it was not likely that the Company would be able to maintain the same rate of improvement. He also discussed in detail the Company's current business model and the increasingly unlikely prospects for the Company to perform and operate successfully at the levels contemplated by the model. Mr. Deason also discussed in detail the Company's cash position and liabilities and other known obligations. He also discussed in detail management's wind-down analysis, including the principal assumptions affecting the analysis and the range of possible stockholder returns potentially realizable upon a liquidation of the Company. In that discussion, he also addressed the Company's ability to continue operating long-term, whether at the levels contemplated by the current seven-market business plan or on a further scaled down basis. Mr. Deason noted that although the Company might be able to reduce its cash requirements a small amount further, it was unlikely that it could get its costs down below a break-even level without a substantial improvement in revenues and margins, neither of which were consistent with historical performance. After considerable discussion with the Board, Mr. Deason concluded his report.

         At the January 8, 2002 meeting, Kilpatrick Stockton discussed in detail the fiduciary responsibilities of the Board in considering the various alternatives before it. Kilpatrick Stockton also discussed with the Board the importance of the timing of the closing of any transaction, and noted that one of the most significant risks faced by the Company was the Company's continued cash burn. Kilpatrick Stockton also discussed with the Board the status of the negotiations and unresolved issues relating to Parent's proposal. Kilpatrick Stockton noted that the Merger Agreement was substantially negotiated, and then described for the Board each of the material terms of the Merger Agreement. Kilpatrick Stockton noted, however, that several significant points remained unresolved, and that it would likely require at least one more Board meeting to consider the final terms of the transaction, assuming the parties were able to resolve the remaining issues. The most significant outstanding points continued to be Parent's requirement that the minimum tender condition be not less than 90% of the outstanding Shares, and the top-up option structure. Kilpatrick Stockton also reported that a new issue had arisen in connection with the top-up option structure in that Parent had indicated an unwillingness to obtain the potentially significant cash needed to exercise the top-up option at the proposed tender offer price. After considerable discussion, the Board determined to agree to a 90% minimum condition, a level that the Board considered achievable and that would eliminate the need for the top-up option structure. The Board reviewed with Kilpatrick Stockton the nonsolictiation covenant, termination rights and fees, the terms of the Shareholders' Agreement and the other terms and conditions of the transaction and considered the effect of these provisions on a competing transaction, and the Board concluded that the provisions, separately and as a whole, were not preclusive. At that meeting, the Board scheduled a follow-up meeting for January 9, and directed Kilpatrick Stockton and management to continue negotiations with Parent. Immediately following the Board meeting, Parent, Purchaser and the Company and their respective advisors engaged in negotiations until late in the evening and reached general agreement on all outstanding issues.

         At a meeting of the Company's Board held on January 9, 2002, the Board considered the terms of Parent's proposal, including the terms contained in the proposed Merger Agreement and Shareholders' Agreement. Breckenridge also reported that immediately prior to the meeting, Buyer C had contacted Breckenridge with a proposal that would involve an unnamed outside investor investing $10 million in Buyer C to help support the financing of Buyer C. Buyer C was unwilling to identify the potential investor or to offer the Company any details as to the source or character of the investment. After a discussion, the Board determined that the revised financing proposal was not sufficiently concrete to be considered and would require an additional period of time to evaluate, during which time the company would continue to experience substantial negative cash flow.

         At the January 9 meeting, Breckenridge reviewed with the Board its financial analysis of the consideration payable in the Offer and the Merger and rendered to the Board an oral opinion (which opinion was confirmed by delivery the next day of a written opinion dated January 9, 2002) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $3.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders. In addition, Kilpatrick Stockton reviewed with the Board the terms of the Offer and the Merger and advised the Board again on its fiduciary duties. The Board then approved Parent's proposal, the Merger Agreement and the transactions contemplated thereby.

         Later that same evening, the boards of directors of Parent and Purchaser met to consider the proposed Offer and Merger. Outside counsel to Parent and Purchaser discussed with the boards the terms of the Offer and the Merger and after a thorough discussion of the proposed transaction, the boards of Parent and Purchaser unanimously approved the Merger Agreement and the transactions contemplated thereby.

         On January 10, 2002, Parent, Purchaser and the Major Stockholders executed the Shareholders' Agreement. Immediately thereafter, Parent, Purchaser and the Company executed the Merger Agreement. The transaction was publicly announced after the U.S. financial markets closed on January 10, 2002 by issuance of a press release.

         On January 17, 2002, Parent, Purchaser and the Company executed an amendment to the Merger Agreement to allow Purchaser to commence the Offer no later than January 22, 2002.

         On January 22, 2002, Parent and Purchaser commenced the Offer.

REASONS FOR THE RECOMMENDATION OF THE BOARD; FACTORS CONSIDERED

         The Board consulted with the Company's senior management, as well as its financial advisor, Breckenridge, and its outside legal counsel, in reaching its decision to approve the Merger Agreement. Among the factors considered by the Board in it deliberations were the following:

         (1) The historical and recent trading activity and market prices of the Shares, and the fact that the Offer and the Merger will enable the holders of Shares to realize (i) a premium of approximately 79% over the last sale price of the Shares reported on Nasdaq on January 8, 2002, the trading day prior to the decision by the Board to approve the transaction, (ii) a premium of approximately 130% over the last sale price of the Shares reported on Nasdaq on December 7, 2001, one month prior to the last trading day prior to the decision by the Board to approve the transactions, (iii) a premium of approximately 117% over the average closing sale price of the Shares reported on Nasdaq for the three-month period ended on January 8, 2002, and (iv) a premium of approximately 81% over the average closing sale price of the Shares reported on Nasdaq for the six-month period ending on January 8, 2002. The Board considered these periods the most relevant to demonstrate the recent performance of the Shares.

         (2) The financial analysis and oral opinion of Breckenridge to the Board on January 9, 2002, which was confirmed by its written opinion to the Board the next day dated January 9, 2002, to the effect that, as of that date, and based upon and subject to the matters stated in its opinion, the $3.50 per Share cash consideration to be received by the Company's stockholders (other than Parent, the Purchaser and their respective subsidiaries) pursuant to the Offer and the Merger was fair to such stockholders, from a financial point of view. Among other things, Breckenridge's analysis was based upon:

         - the results of the solicitations of indications of interest for acquisition of the Company received by Breckenridge during September, October and November 2001;

         - its analysis of stock market data relating to the Company, and comparison of such data with similar data for certain other public companies that Breckenridge believed might be relevant or comparable in certain respects to the Company;

         - its review and consideration of the financial terms of certain recent acquisitions and business combination transactions in the telecommunications services industry that it believed to be reasonably comparable to the transactions contemplated by the Merger Agreement or otherwise relevant to its inquiry;

         -        its discounted cash flow analysis of the Company; and

         - its review of the liquidation and dissolution analysis provided by the Company's management.

The full text of Breckenridge's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Breckenridge, is attached as Annex B to this Statement and is incorporated herein by reference in its entirety. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY.

         (3) The purchase price in the Offer and the Merger would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders, which have been particularly acute in light of the recent volatility in the price of the Shares, as well as volatility in the market prices of shares traded on Nasdaq and in stock markets in general.

         (4) The recent rapidly declining market values of companies in the telecommunications industry in light of the lack of available capital in the current market environment and the low probability that these market values would recover over the short term.

         (5) After extended arm's-length negotiations, Parent made several provisions in the Merger Agreement an absolute condition to the Offer Price, including:

         - the provision that the minimum percentage of the outstanding Shares that had to be tendered and not withdrawn at the final expiration date of the Offer in order for Parent and Purchaser to consummate the Offer be not less than 90%; and

         - that the Company pay Parent a termination fee of $500,000, plus Parent's and Purchaser's actual out-of-pocket transaction expenses (not to exceed $600,000) in the event the Merger Agreement is terminated for certain reasons, including the Company's decision to terminate the Merger Agreement in favor of a superior third-party proposal. The Board considered carefully the termination fee that would be payable to Parent and concluded that the $500,000 fee, plus out-of-pocket expenses, was reasonable and necessary to induce Parent to enter into the Merger Agreement.

         (6) After extended arm's-length negotiations, Parent and Purchaser agreed to several provisions in the Merger Agreement and Shareholders' Agreement, including:

         - that the Shares subject to the Shareholders' Agreement comprise 11% of the outstanding Shares;

         - that the Company be able to terminate the Merger Agreement and the Shareholders' Agreement to pursue a superior third-party offer upon payment of the termination fee to Parent and Parent's and Purchaser's actual out-of-pocket transaction expenses;

         - that the Company or Parent would be able to terminate the Merger Agreement and the Shareholders' Agreement if the Offer was not completed quickly, by February 28, 2002, a time period that would allow the Company to pursue an alternative strategy, including liquidation, relatively quickly without subjecting the Company to an extended period of continued negative cash flow; and

         - that the failure of most of the conditions to Purchaser's obligation to consummate the Offer would not provide grounds for termination unless such failure caused a material adverse effect with respect to the Company.

         (7) The judgment of the Board, based on the extended arm's-length negotiations with Parent and the Purchaser, that the Offer Price represented the highest price that Parent and Purchaser would be willing to pay in acquiring the Shares.

         (8) The Company's financial performance and outlook, including the Company's declining cash position and its assets, business, financial condition, business strategy, results of operations and the Company's prospects if it were to remain an independent, publicly traded entity. The judgment of the Board, based on the foregoing, on opinions of the Company's management regarding the foregoing and on the rapid depletion of the Company's working capital while no positive cash flow from operations was being generated, that the ability of the Company to continue as a going concern until achieving profitability was extremely unlikely. In this regard, the Company also considered the unlikelihood of the Company being able to raise additional capital to continue operations past the exhaustion of its current working capital.

         (9) The advantages of the transactions contemplated by the Merger Agreement over the other alternatives available to the Company. In this regard, the Board considered liquidating the business or pursuing the other possible transactions that had arisen as a result of Breckenridge's solicitations of interest in acquiring the Company.

         The Company's management prepared and presented to the Board a liquidation and wind-down analysis. Assuming that the Company could not negotiate reductions in any of its liabilities, its analysis indicated a shortfall in the ability of the Company to meet its total liabilities with available assets, meaning no monies would be available for distribution to the Company's stockholders. Three other models--a conservative, average and aggressive model--were also prepared and considered. These models all assumed that the Company could reduce some its obligations--mainly its contractual obligations, such as long-term leases--prior to liquidating and distributing its remaining assets after the satisfaction of liabilities. The Board considered that the proposed transaction with Parent and Purchaser provided more per Share consideration to the stockholders than all but the "aggressive" model, which model made the most optimistic assumptions concerning the Company's ability to reduce its liabilities prior to liquidating--including for example that contractual liabilities of $29 million could be negotiated or otherwise reduced to less than a third of that amount. The Board weighed the likelihood of achieving the results in the "aggressive" model against the likelihood of closing the transaction with Parent and Purchaser.

         The Board also considered other possible acquirors. In this regard, the Board considered that Breckenridge had contacted a substantial number of potentially interested parties on behalf of the Company, seeking an offer for the Company. The Board considered that this canvass of the market failed to unearth many serious offers. The Board also took into account that all the potential offers that did proceed beyond preliminary discussions (other than the offer by Buyer C, discussed below) were inferior to the proposal by Parent and Purchase and had not matured into solid offers.

         The Board considered that the proposal by Buyer C (i) provided a higher per Share consideration; (ii) was not subject to any financing contingency other than with regard to the use of the Company's cash; (iii) was for the entire outstanding Common Stock of the Company, rather than for discrete assets of the Company; and (iv) was largely negotiated with fewer closing conditions, making it potentially more likely to close than other offers.

         However, the proposal by Buyer C was to be secured or funded by the Company's own assets, principally its remaining cash. Given the low working capital position of Buyer C, the Board considered the substantial risk of insolvency posed by the Buyer C proposal, and that the offer by Buyer C likely presented serious legal obstacles, including the risk of being found fraudulent as to the Company's creditors or otherwise in violation of the rights of creditors. By contrast, the Board considered that the proposal by Parent and Purchaser was fully funded by a relatively unconditional financing commitment letter, not subject to a financing contingency and not dependent on a pledge or transfer of the Company's assets or cash.

         (10) The Offer provides stockholders who are considering selling their Shares with the opportunity to sell their Shares at the Offer Price without incurring the transaction costs typically associated with open market sales.

         (11) The Offer and the Merger provide for the prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain cash in exchange for their Shares at the earliest possible time. In this regard, the Board considered that the rate of the Company's depletion of its working capital and the absence of positive cash flow from operations necessitated a speedy transaction.

         (12) The Merger Agreement does not condition the Purchaser's obligations to consummate the Merger on the Purchaser or Parent's ability to obtain financing for the Merger.

         (13) Parent's and Purchaser's representation and warranty in the Merger Agreement that it will have available to it funds sufficient to satisfy its and the Purchaser's obligation to consummate the Offer and the Merger.

         (14) Parent's and Purchaser's representation and warranty in the Merger Agreement that following consummation of the Merger, the Parent and the surviving corporation will be solvent.

         (15) The Company's determination that the likelihood that a superior offer could be found was insufficient to justify the risk of either delay in proceeding with the favorable transaction with Parent and Purchaser or breaking off negotiations with Parent and the Purchaser, particularly considering the results of Breckenridge's canvass of the market and the continued depletion of the Company's working capital.

         (16) The Merger Agreement allows the Company, prior to the time of acceptance of Shares for payment pursuant to the Offer, to furnish information concerning its business, properties or assets to any party, and to negotiate and participate in discussions and negotiations with such party concerning a competing acquisition proposal if such party has on an unsolicited basis submitted a bona fide written proposal to the Company's Board relating to an acquisition proposal which the Board, after consultation with its financial advisor, determines in good faith represents a transaction that would be more favorable to the Company's stockholders than the Offer and the Merger, taking into account, among other things, the availability of financing to the competing offeror and the degree of certainty of such offeror's obtaining financing, the expectation of obtaining required regulatory approvals and the identity and background of such offeror.

         (17) The fact that dissenters' appraisal rights will be available to holders of Shares under Delaware law who perfect such rights in connection with the Merger in accordance with the DGCL.

         (18) The willingness of the Company's largest stockholders to execute the Shareholders' Agreement in support of the transaction.

         (19) The fact that the Merger Agreement provides for the exchange of options to purchase the Shares held by employees and other persons into the right to receive an amount in cash equal to the excess, if any, of the Offer Price over the exercise price of each such stock option.

         The Board also considered a number of uncertainties and risks in their deliberations concerning the Offer and the Merger, including the following:

         (1) The restrictions in the Merger Agreement on the Company's ability to solicit additional indications of interest to acquire the Company.

         (2) The restrictions in the Merger Agreement on the Company's ability to take or omit certain actions without the consent of Parent between the time of signing the Merger Agreement and the effective time of the Merger.

         (3) The circumstances under the Merger Agreement in which the termination fee of $500,000 becomes payable by the Company, and the Company's obligation to reimburse Parent's and Purchaser's actual out-of-pocket transaction expenses up to $600,000.

         (4) Certain members of the Board and the Company's management may have interests in the Offer and the Merger that are in addition to those of the Company's other stockholders, including those interests described above in Item 3 of this Statement relating to severance benefits, acceleration of restricted stock and stock option conversion provisions, continuation of indemnification obligations and maintenance of coverage under directors' and officers' liability insurance policies.

         (5) The conditions to the Purchaser's and Parent's obligations to purchase Shares in the Offer (including the condition that 90% of the outstanding Shares be tendered and not withdrawn), and the possibility that such conditions might not be satisfied.

         (6) The possibility that, although the Offer gives the Company's stockholders the opportunity to realize a significant premium over the price at which the Shares traded prior to the public announcement of the Offer and the Merger, the price or value of the Shares may increase in the future, and the Company's stockholders would not benefit from those future increases.

         In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Board found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to the factors considered or determine that any factor was of particular importance in reaching its determination that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interest of, the Company and its stockholders. Rather, the decision of each Board member was based upon his own judgment, in light of the totality of the information presented and considered, of the overall effect of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the Company's stockholders compared to any individual transaction.

INTENT TO TENDER

         To the Company's knowledge after reasonable inquiry, except as set forth below, all of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially by them (other than Shares held directly or indirectly by other public companies, as to which the Company has no knowledge) pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

         Moreover, the Major Stockholders (as defined above in Item 2 hereof) have entered into the Shareholders' Agreement with Parent and Purchaser under which each Major Stockholder has, among other things, (i) granted Purchaser an option to purchaser such Major Stockholder's Shares subject to the Shareholders' Agreement (the "Subject Shares"), (ii) agreed to tender (and not withdraw) the Subject Shares in the Offer, (iii) agreed to vote the Subject Shares in favor of the Merger; and (iv) granted a proxy to Parent, Purchaser and two of their affiliates to vote the Subject Shares, in each case upon the terms and conditions set forth in the Shareholders' Agreement. The Subject Shares of the Major Stockholders comprise approximately 11% of the outstanding Common Stock. The Shareholders' Agreement is filed herewith as Exhibit (e)(2) and is incorporated herein by reference in its entirety.


ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         The Board retained Breckenridge to perform such financial advisory and investment banking services for the Company as are customary and appropriate in identifying, evaluating and/or implementing various strategic or financial alternatives for the Company. Under the terms of the engagement, Breckenridge will be entitled to a transaction fee equal to the greater of $500,000 or 1% of the total cash payments made by Purchaser to purchase the Shares in the Offer and Merger, less any monthly fees previously paid to Breckenridge. The Company agreed to reimburse Breckenridge for reasonable out-of-pocket expenses, including reasonable fees and expenses paid to outside legal counsel.

         The Company also retained Breckenridge to render financial advice and a fairness opinion with respect to the transactions contemplated by the Merger Agreement. For these services, Breckenridge received an initial payment of $25,000, and an additional $75,000 upon delivery of its January 9, 2002 fairness opinion attached hereto as Annex B. The consideration paid to Breckenridge for those services is not contingent upon the consummation of the Offer or the closing of the Merger.

         The Company has agreed that it will indemnify Breckenridge and its affiliates and their respective directors, officers, agents and employees and each person controlling Breckenridge or any of its affiliates to the full extent lawful, from and against any losses, expenses, claims or proceedings (i) related to or arising out of (A) oral or written information provided by the Company, its employees or its agents in the course of the engagement, which information the Company or Breckenridge provided to any actual or potential buyers, sellers, investors, or offerees, or (B) any other action or failure to act by the Company, its directors, officers, agents or employees or by Breckenridge or any indemnified party at the Company's request or with the Company's consent, or
(ii) otherwise related to or arising out of the engagement or any transaction or conduct in connection therewith, except that clause (ii) shall not apply with respect to any losses that have resulted primarily from any violation of law, breach of the indemnity agreement or any other agreement in favor of the Company, gross negligence or willful misconduct of such indemnified party.

         Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer. However, in the event a stockholders' meeting is required to approve the Merger, the Company has agreed to use commercially reasonable efforts to solicit proxies in favor of the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         No transactions in shares of Common Stock have been effected during the past 60 days by the Company, or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.


ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The purpose of the Offer is for the Purchaser to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement. As promptly as practicable following the purchase of Shares pursuant to the Offer and after satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, the Purchaser intends to acquire any remaining equity interest in the Company not acquired in the Offer by consummating the Merger.

         Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

         Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (2) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

         Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the items referred to in this Item 7.


ITEM 8.  ADDITIONAL INFORMATION.

         Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, and are hereby incorporated herein by reference in their entirety.

         The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders as described in Item 3 above, and is incorporated by reference herein.

         VOTE REQUIRED TO APPROVE THE MERGER. The Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the Delaware General Corporation

Law (the "DGCL"). If the Minimum Condition is satisfied, the Purchaser will own a number of Shares (after giving effect to the conversion or exercise of all outstanding options, warrants and other rights and securities exercisable or convertible into Shares which have an exercise or conversion price equal to or less than $3.50 per Share) necessary to cause the Merger to occur without a vote of the stockholders of the Company, pursuant to Section 253 of the DGCL. If, however, the Minimum Condition is not met, but Purchaser or Parent determine to waive such condition and Purchaser accepts for payment and promptly pays for all tendered Shares, the Board will be required to submit the Merger Agreement to the Company's stockholders for approval at a stockholders' meeting convened for that purpose in accordance with the DGCL. The execution and consummation by the Company of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval and adoption of the Merger by the stockholders of the Company in accordance with the DGCL. The affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any of the Company's capital stock necessary in connection with the consummation of the Merger. Therefore, unless the Merger is consummated in accordance with the provisions of
Section 253 of the DGCL described above (in which case no action by the stockholders of the Company will be required to consummate the Merger), the only remaining corporate action of the Company will be the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. The latter alternative would require the waiver of the Minimum Condition.

         The Merger Agreement provides, if the approval and adoption of the Merger Agreement by the Company's stockholders are required by law, that the Company will, as promptly as practicable following the consummation of the Offer, duly call, give notice of, convene and hold a special stockholders' meeting for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement. The Board will recommend to the stockholders to vote in favor of the Merger and the adoption of the Merger Agreement, will use commercially reasonable efforts to solicit proxies in favor of the Merger and will take all other actions necessary or, in the reasonable opinion of Parent, advisable to secure any vote or consent of such stockholders required by the DGCL, to effect the Merger. In connection with such meeting, the Company will prepare and file with the SEC and will thereafter mail to its stockholders a proxy statement of the Company. The Merger Agreement provides that Parent will vote all Shares beneficially owned by it, Purchaser or any of their subsidiaries or other affiliates, in favor of the adoption of the Merger Agreement at the Company's stockholders' meeting at which the Merger Agreement and the Merger are considered by the Company's stockholders.

         APPRAISAL RIGHTS. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the merger is consummated, certain holders of Shares who fully comply with and meet all of the requirements of the provisions of Section 262 of the DGCL may have certain rights to dissent and require the Company to purchase their Shares for cash at "fair market value." See the section entitled "Appraisal Rights" in the Offer to Purchase filed as Exhibit
(a)(1)(i) herewith and incorporated herein by reference in its entirety.

         RULE 13E-3. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire any remaining Shares. Rule 13e-3 should not be applicable to the Merger if the Merger is consummated within one year after the expiration or termination of the Offer and the price paid in the Merger is not less than the per Share price paid pursuant to the Offer. However, if the Purchaser is deemed to have acquired control of the Company pursuant to the Offer and if the Merger is consummated more than one year after completion of the Offer or an alternative acquisition transaction is effected whereby stockholders of the Company receive consideration less than that paid pursuant to the Offer, in either case at a time when the Shares are still registered under the Exchange Act, the Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger or such alternative transaction and the consideration offered to minority stockholders in the Merger or such alternative transaction, be filed with the SEC and disclosed to stockholders prior to consummation of the Merger or such alternative transaction. The purchase of a substantial number of Shares pursuant to the Offer may result in the Company being able to terminate its Exchange Act registration. If such registration were terminated, Rule 13e-3 would be inapplicable to any such future Merger or such alternative transaction.

         EFFECT OF THE TENDER OFFER ON THE MARKET FOR THE SHARES, NASDAQ LISTING AND EXCHANGE ACT REGISTRATION. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely effect the liquidity and market value of the remaining Shares held by the public. If the Minimum Condition is met under the Merger Agreement, at least 90% of the outstanding Shares will be owned by the Purchaser.

         Depending on the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of Nasdaq for continued listing. To maintain such designation, a security must substantially meet the one of two maintenance standards. The first maintenance standard requires (i) there be at least 750,000 publicly held shares, (ii) the publicly held shares have a market value of at least $5 million, (iii) the issuer have net tangible assets of at least $4 million or stockholder's equity of $10 million, (iv) there must be at least 400 round lot holders, (v) the minimum bid price per share must be at least $1.00 and (vi) there be at least two registered and active market makers. The second maintenance standard requires (1) the issuer have either (A) a market capitalization of $50 million, or (B) total assets and total revenue of at least $50 million each for the most recently completed fiscal year or two of the last three most recently completed fiscal years, (2) there be at least 1,100,000 shares publicly held, (3) the publicly held shares have a market value of at least $15 million, (4) the minimum bid price per share be at least $3.00, (5) there be at least 400 round lot holders and (6) there be at least four registered and active market makers.

         If these standards for continued listing for Nasdaq are not met, the Shares might nevertheless continue to be included in the Nasdaq SmallCap Market. Inclusion in the Nasdaq SmallCap Market, however, would require that (i) there be at least 300 round lot holders, (ii) there be at least 500,000 publicly held shares, (iii) the publicly held shares have a market value of at least $1 million, (iv) there be at least two registered and active market makers, of which one may be entering stabilizing bids and (v) the issuer have either (x) net tangible assets of at least $2 million or stockholder's equity of $2.5 million, (y) market capitalization of at least $35 million or (z) net income of at least $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered publicly held for the purpose of determining whether either of the Nasdaq listing criteria are met.

         If the purchase of the Shares pursuant to the Offer causes the Shares to no longer meet the requirements for continued inclusion in Nasdaq or the Nasdaq SmallCap Market as a result of a reduction in the number or market value of publicly held Shares or the number of round lot holders or otherwise, as the case may be, the market for the Shares could be adversely affected. It is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market therefore and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of the securities firms, the possible termination of registration under the Exchange Act as described below and other factors. It cannot be predicted whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

         The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of the Shares and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be unable to dispose of the securities pursuant to Rule 144 under the Securities Act of 1933, as amended.

         The shares are currently "margin securities" under the rules of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying, or trading in securities. Depending upon factors similar to those described above with respect to listing and market quotations, it is possible that, following the Offer, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and therefore could no longer be used as collateral for purpose credits made by brokers. In any event, the Shares will cease to be "margin securities" if registration of the Shares under the Exchange Act is terminated.

         Parent and Purchaser currently intend to seek the termination of the registration of Shares under the Exchange Act as soon after completion of the Offer as the requirements for such termination are met.

         INTERESTED STOCKHOLDER. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a Delaware corporation for a period of three years following the date such person became an interested stockholder. As required by the Merger Agreement, the Company has taken all appropriate action so that the Purchaser is not considered an "interested stockholder" for purposes of the restrictions contained in Section 203.

         ANTITRUST. Under the Hart-Scott-Rodino Improvements Act of 1996 (the "HSR Act") and the rules promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be completed until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. The Parent, Purchaser and Company have concluded that the consummation of the transactions set forth in the Merger Agreement are not subject to the notification and reporting requirements of the HSR Act. Therefore, based on the information available to them, it is believed that the Merger can be affected in compliance with federal and state antitrust laws.

         STATE TAKEOVER LAWS. The Company is incorporated under the laws of the State of Delaware and its operations are conducted throughout the United States. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or principal places of business in such states, including
Section 203 under the DGCL. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.


ITEM 9.  EXHIBITS.

Exhibit No.       Description
-----------       -----------

(a)(1)(i) Offer to Purchase dated January 22, 2002 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by U.S. RealTel, Inc. and Cypress Merger Sub, Inc. on January 22,
                  2002 (File No. 005-60535) (the "Schedule TO")) +

(a)(1)(ii) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO) +

(a)(1)(iii) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO) +

(a)(1)(iv)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO) +

(a)(1)(v) Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
                  (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO) +

(a)(1)(vi)        Form of Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO) +

(a)(1)(vii)       Summary Advertisement as published in The New York Times on
                  January 22, 2002 (incorporated by reference to Exhibit
                  (a)(5)(2) to the Schedule TO)

(a)(2)            Letter to Stockholders from Cypress Communications, Inc. dated
                  January 22, 2002 +

(a)(5)(i)         Joint Press Release dated January 10, 2002 issued by U.S.
                  RealTel, Inc. and Cypress Communications, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Cypress Communications, Inc. on January 11, 2002
                  (File No. 000-29281) (the "2002 Form 8-K"))

(a)(5)(ii)        Opinion of Breckenridge Securities Corp. to the Board of
                  Directors of Cypress Communications, Inc. dated January 9,
                  2002 (incorporated by reference to Annex B attached to the Statement) +

(e)(1)(i) Agreement and Plan of Merger, dated as of January 10, 2002, by and among U.S. RealTel, Inc., Cypress Merger Sub, Inc. and
                  Cypress Communications, Inc. (incorporated by reference to
                  Exhibit 2.1 to the 2002 Form 8-K)

(e)(1)(ii)        Amendment No. 1 to Agreement and Plan of Merger, dated as of
                  January 17, 2002, by and among U.S. RealTel, Inc., Cypress
                  Merger Sub, Inc. and Cypress Communications, Inc.

(e)(2)            Shareholders' Agreement by and among Cypress Merger Sub, Inc.,
                  U.S. RealTel, Inc. and certain stockholders of Cypress dated
                  January 10, 2002 (incorporated by reference to Exhibit 99.1 to the 2002 Form 8-K)

(e)(3)            Nondisclosure Agreement by and between Cypress Communications,
                  Inc. and Resurgence Communications, LLC dated November 19,
                  2001

(e)(4)            Information Statement pursuant to 14(f) of the Securities
                  Exchange Act of 1934, as amended, and Rule 14f-1 thereunder
                  (incorporated by reference to Annex A attached to this Statement) +

(e)(5)            Severance Agreement between Cypress Communications, Inc. and
                  W. Frank Blount dated December 14, 2001

(e)(6)            Employment Agreement by and between Cypress Communications,
                  Inc. and W. Frank Blount (incorporated by reference to Exhibit
                  10.1 to the Quarterly Report on Form 10-Q

                  for the Quarterly Period Ended June 30, 2000 filed by Cypress
                  Communications, Inc. on August 14, 2000 (File No. 000-29281))

(e)(7) Form of Separation Agreement, Release and Promise Not to Sue for R. Stanley Allen and Ward C. Bourdeaux, Jr.

(e)(8)            Executive Officer Severance Plan (incorporated by reference to
                  Exhibit 10.17 to the Registration Statement on Form S-1/A filed by Cypress Communications, Inc. on February 4, 2000
                  (File No. 333-92011))

(e)(9)            Form of Separation Payment for Certain Executive Officers
                  Letter Agreement

(e)(10)           Restricted Stock Award Agreement Under the Cypress
                  Communications, Inc. 2000 Stock Option and Incentive Plan by and between Cypress Communications, Inc. and W. Frank Blount dated May 31, 2000 (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the Fiscal Year Ended
                  December 31, 2000 filed by Cypress Communications, Inc. on
                  April 2, 2001 (File No. 000-29281))

(e)(11)           Restricted Stock Award Agreement Under the Cypress
                  Communications, Inc. 2000 Stock Option and Incentive Plan by and between Cypress Communications, Inc. and W. Frank Blount
                  April 27, 2001

(e)(12)           Form of Restricted Stock Award Agreement Under the Cypress
                  Communications, Inc. 2000 Stock Option and Incentive Plan

(e)(13) 2000 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1999 filed by Cypress
                  Communications, Inc. on March 30, 2000 (File No. 000-29281)
                  (the "1999 Form 10-K"))

(e)(14)(i) Shareholder Rights Agreement dated as of February 9, 2000 between Cypress Communications, Inc. and State Street Bank &
                  Trust Company (incorporated by reference to Exhibit 4.2 to the 1999 Form 10-K)

(e)(14)(ii)       Amendment No. 1 to Shareholder Rights Agreement dated as of
                  March 13, 2001 between Cypress Communications, Inc. and State
                  Street Bank & Trust Company (incorporated by reference to
                  Exhibit 99.1 to the Current Report on Form 8-K filed by
                  Cypress Communications, Inc. on March 19, 2001 (File No.
                  000-29281))

(e)(14)(iii)      Amendment No. 2 to Shareholder Rights Agreement dated as of
                  January 9, 2002 between Cypress Communications, Inc. and
                  Equiserve Trust Company, N.A. as successor Rights Agent

+  Mailed to stockholders of Cypress Communications, Inc.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 By:    /s/ W. Frank Blount
                                    Name:   W. Frank Blount
                                    Title:  Chairman and Chief Executive Officer

Dated: January 22, 2002

                                                                         ANNEX A


                          CYPRESS COMMUNICATIONS, INC.
                         15 PIEDMONT CENTER, SUITE 120
                             ATLANTA, GEORGIA 30305


                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

         This Information Statement is being mailed on or about January 22, 2002, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of common stock, $.001 par value per share (the "Shares"), of Cypress Communications, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Cypress Merger Sub, Inc., a Delaware corporation (the "Purchaser"), and a wholly-owned subsidiary of U.S. RealTel, Inc., a Delaware corporation ("RealTel"), to seats on the board of directors of the Company (the "Company Board"). Such designation is made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated January 10, 2002, as amended January 17, 2002 (the "Merger Agreement"), among RealTel, Purchaser and the Company.

         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

         Pursuant to the Merger Agreement, on January 22, 2002, Purchaser commenced a cash tender offer to acquire all of the issued and outstanding Shares (the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on February 19, 2002, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company (the "Merger") and the Company will become a wholly-owned subsidiary of RealTel.

                              REALTEL'S DESIGNEES

         The Merger Agreement provides that upon the acceptance of payment of, and payment by the Purchaser in accordance with the Offer for, at least a majority of the then issued and outstanding Shares, RealTel is entitled to designate such number of directors, rounded up to the next whole number, but in no event more than one less the total number of directors, as will give RealTel representation on the Company Board equal to the product of (i) the number of directors on the Company Board (giving effect to the directors elected pursuant to this provision) and (ii) the Board Fraction. "Board Fraction" means a fraction, the numerator of which is the number of Shares which RealTel and its subsidiaries beneficially own at the time of calculation of the Board Fraction, and the denominator of which is the total number of Shares then outstanding. The Company has agreed, to the extent permitted by its certificate of incorporation and bylaws and subject to its fiduciary duties, that it will, upon the request of RealTel, use its best efforts to increase the size of the Company Board or secure the resignations of the number of directors as is necessary to enable RealTel's designees to be elected to the Company Board and will take all reasonable actions available to cause RealTel's designees to be so elected. At each such time, the Company will also, if requested by RealTel cause (i) each committee of the Company Board, (ii) the board of directors of each of the Company's subsidiaries and (iii) each committee of such board of directors to include persons designated by RealTel constituting the same percentage of each such committee or board of directors as the Board Fraction. Notwithstanding the foregoing, the Company is not required to change the composition of its audit committee in any manner that would not meet the requirements of Nasdaq.

         Following the time that RealTel's designees constitute at least a majority of the Company Board and until the effective time of the Merger, (i) any amendment or termination of the Merger Agreement by or on behalf of the

Company, (ii) any exercise or waiver of any of the Company's rights or remedies under the Merger Agreement if such exercise or waiver materially and adversely affects holders of Shares other than RealTel or Purchaser or (iii) any action under or in connection with the Merger Agreement, if such action materially adversely affects holders of Shares other than RealTel or Purchaser, will require the approval of at least a majority of the Independent Directors then on the Company Board. For purposes of the Merger Agreement, "Independent Directors" means P. Eric Yopes and John C. Halsted, or a person designated by a remaining Independent Director or, if no Independent Directors then remain, two persons designated by the other directors of the Company Board, to fill a vacancy created by the death or resignation of an Independent Director. An Independent Director may not be a stockholder, Affiliate or Associate of RealTel or Purchaser. The terms "Affiliate" and "Associate" have the meanings set forth for such terms in Rule 12b-2 under the Securities Exchange Act of 1934.

         As of the date of this Information Statement, RealTel has not determined who will be RealTel's designees. However, RealTel's designees will be selected from among the persons listed on Schedule I attached hereto.
Schedule I also includes certain information with respect to each such person. RealTel and Purchaser have advised the Company that each of the persons listed on Schedule I has consented to serve as a director of the Company if appointed or elected. None of such persons currently is a director of, or holds any positions with, the Company. RealTel and the Purchaser have advised the Company that none of the persons listed on Schedule I or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") other than with respect to transactions between RealTel, Purchaser and the Company that have been described in the Schedule 14D-9 or this Information Statement.

         RealTel and Purchaser have advised the Company that none of the persons listed on Schedule I has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

         It is expected that the RealTel designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than twenty business days after January 22, 2002 and that, upon assuming office, RealTel's Designees will thereafter constitute a majority of the Board.

                        DIRECTORS AND EXECUTIVE OFFICERS

         Information concerning the Company's current directors and executive officers is as follows:


NAME                                     AGE    POSITION
----                                     ---    --------

R. Stanley Allen.................        44     Vice Chairman, Director
W. Frank Blount..................        63     Chairman, Chief Executive Officer
John C. Halsted..................        37     Director
Ward C. Bourdeaux, Jr............        43     Director
William P. Egan..................        56     Director
Jeffrey H. Schutz................        50     Director
Randall A. Hack..................        54     Director
P. Eric Yopes....................        49     Director
Duane R. Deason..................        35     Chief Financial Officer
William G. Glass.................        33     Vice President, Secretary and General Counsel
Dan R. Smith.....................        54     Vice President of Sales/Service and Marketing
Christopher R. Baker.............        42     Vice President of Riser Transport Services
Alistair A. Sloan................        37     Chief Technology Officer and Vice President of Network Planning and
                                                Engineering

Directors - Term Expiring 2002

         R. STANLEY ALLEN is a co-founder and Vice Chairman of the Board of Directors of the Company. Mr. Allen resigned from the Company as an officer effective December 31, 2001. From May 2001 to December 2001, he served as the Company's Vice President of Strategic Initiatives. From September 1998 to May 2001, he served as the Company's Chief Executive Officer, and from August 1995 until September 1998, he served as the Company's President. From March 1994 to May 1996, Mr. Allen was President and Chief Executive Officer of Applied Video Technologies, Inc., a wireless cable and communications investment and development company. From 1991 to 1994, Mr. Allen was President of American Quality Cable Corporation, a wireless cable television operator. Mr. Allen has also held positions as Manager-Real Estate Consulting for Coopers & Lybrand and Analyst for Wellington Real Estate, an investment company. Mr. Allen was a Director for Wireless Cable of Atlanta before its acquisition by BellSouth in 1997 and was also a Director for the Wireless Cable Association. Mr. Allen received a Bachelor of Arts degree in Economics and a Master of Business Administration degree from the University of Virginia.

         W. FRANK BLOUNT was named the Company's Chairman and Chief Executive Officer in June 2000 and has served as a director since that time. From January 1992 until his retirement in March 1999, Mr. Blount served as Chief Executive Officer of Telstra Communications Corporation, Australia's principal telecommunications company. Prior to joining Telstra, he served in various executive positions for AT&T, including Group President of the Communications Products Group and President of the Network Operations Group. Mr. Blount currently serves as a director of Hanson's PLC, a building materials company; Alcatel USA and Alcatel France, a telecommunications company; Entergy Corporation, a company engaged in power production, distribution operations and related services; Adtran, Inc., a telecommunications company; and Caterpillar, Inc., a manufacturer of construction equipment. Mr. Blount received a Bachelor of Science degree from the Georgia Institute of Technology, a Master of Business Administration degree from Georgia State University and a Master of Science in Management degree from the Massachusetts Institute of Technology, as a Sloan Fellow.

         JOHN C. HALSTED has served as a director since October 1998 and as a member of the Compensation Committee and Audit Committee of the Board of Directors since November 1999. Mr. Halsted serves as Senior Vice President of Beacon Capital Partners, Inc., a private real estate investment trust, and Chief Investment Officer of Beacon Venture Partners, Beacon Capital's venture capital subsidiary. From 1993 to 1997, Mr. Halsted was Vice President at Harvard Private Capital Group. From 1991 to 1993, Mr. Halsted was an Associate with Simmons & Company, an investment banking firm in Houston, Texas. Mr. Halsted received a Master of Business Administration degree from The Harvard Business School and a Bachelor of Arts degree in Economics from The University of California at Berkeley.

Directors - Term Expiring 2003

         WARD C. BOURDEAUX, JR. is a co-founder of the Company and has served as its Executive Vice President and as a director since August 1995. Mr. Bourdeaux resigned from the Company as an officer effective December 31, 2001. From January 1993 to April 1995, Mr. Bourdeaux served as Director of Development for RealCom Office Communications, a national shared tenant services company, where he was responsible for identifying new building and market opportunities and entering into new license agreements on a national basis, and for the renewal of existing agreements nationally. Prior to that, he spent over nine years in the commercial real estate industry with Cushman & Wakefield and Carter & Associates. Mr. Bourdeaux received a Bachelor of Arts degree in Communications from the University of Alabama.

         WILLIAM P. EGAN has served as a director since February 1997 and a member of the Compensation Committee of the Board of Directors since November 1999. Mr. Egan is a founding partner of Burr, Egan, Deleage & Co., a venture capital firm, and Alta Communications, an investment company that focuses on the communications industry. For over twenty years, Mr. Egan has invested in a wide variety of companies in the information technology, life sciences and communications industries. He is a past President and Chairman of the National Venture Capital Association. Mr. Egan received a Bachelor of Arts degree from Fairfield University and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania. He serves as a director of Cephalon, Inc., a biopharmaceutical company.

         JEFFREY H. SCHUTZ has served as a director since November 1996 and as a member of the Compensation Committee of the Board of Directors since November 1999. Mr. Schutz is a managing director of Centennial Ventures, a venture capital firm based in Denver, Colorado that focuses on electronic communications companies. Since 1981, Centennial has invested more than $700 million in pioneering entrepreneurial ventures in communications networks, services and technologies. Mr. Schutz received an AB in Economics from Middlebury College and a Master of Business Administration degree from the Colgate Darden Graduate School of Business Administration at the University of Virginia. Mr. Schutz is a director of Evolution Networks, Inc., a telecommunications company, Broadband Services, Inc. and Ecrix Corporation, a data storage provider.

Directors - Term Expiring 2004

         RANDALL A. HACK has served as a director and a member of the Audit Committee of the Board of Directors since November 1999. He is a Senior Managing Director of Nassau Capital. From 1990 to 1995, Mr. Hack served as President and Chief Executive Officer of the Princeton University Investment Company, where he had overall management responsibility for Princeton's multi billion-dollar endowment of publicly traded securities and private investments. From 1988 to 1990, Mr. Hack was President and Chief Executive Officer of Capston Equities, and, from 1979 to 1988, he was President and Chief Executive Officer of Matrix Development Company, a commercial and industrial real estate development firm, which he founded. Mr. Hack received a Bachelor of Arts degree from Princeton University and a Master of Business Administration degree from Harvard University. He serves as a director of CompHealth Inc., a healthcare staffing provider; Corporate Realty Investment Company L.L.C., an investor in net leased and other credit real estate; Crown Castle International Corporation, an owner and operator of shared wireless communications and broadcast infrastructure; OmniCell Technologies, Inc., provider of automated point-of-use supply and pharmacy systems for healthcare institutions; and Vector esp Inc., an enterprise services information technology company.

         P. ERIC YOPES has served as a director since December 1999. Since July 2001, Mr. Yopes has been a private real estate investor. From 1984 to July 2001, Mr. Yopes was employed in various capacities with Shorenstein Management, Inc., where he managed real estate investment, development, acquisitions/sales, finance, operations and leasing activities for the Company. During his tenure with Shorenstein, he served as senior operating executive and chief financial officer and as Vice Chairman--Investments. He remains a director and investment committee member of Shorenstein. Mr. Yopes received a Bachelor of Arts degree from Yale University and a Juris Doctor degree from the University of Chicago.

Executive Officers Who Are Not Directors

DUANE R. DEASON
Chief Financial Officer

         Mr. Deason has served as the Company's Chief Financial Officer since August 2001. From 1994 to 2000, Mr. Deason owned and operated a financial consulting enterprise that focused primarily on the telecommunications sector. He served as that company's President and General Manager through its acquisition. Prior to that, Mr. Deason supervised merger and acquisition engagements at PricewaterhouseCoopers. Mr. Deason received a Bachelor of Arts degree from James Madison University and has been a certified public accountant for over ten years.

WILLIAM G. GLASS
Vice President, Secretary and General Counsel

         Mr. Glass has served as Vice President, Secretary and General Counsel since May 2001. Mr. Glass served as General Attorney for the Company from February 2000 to May 2001. From August 1997 through January 2000, Mr. Glass was a real estate associate at Parker, Hudson, Rainer & Dobbs LLP, an Atlanta law firm that represented the Company with respect to real estate and general contracts matters. Prior to that, he practiced law in Baltimore, Maryland. Mr. Glass received a Bachelor of Arts in English Literature from the University of Pennsylvania and a Juris Doctor from the University of California at Los Angeles. Mr. Glass is admitted to practice law in Georgia, California and Maryland.

DAN R. SMITH
Vice President of Sales/Service and Marketing

         Mr. Smith has served as Vice President of Sales/Service and Marketing since May 2001. From 2000 to May 2001, Mr. Smith served as Vice President of Sales for UrbanMedia Communications, a communications company. From April 1999 to November 1999, Mr. Smith served as Vice President of Sales for OpTel, Inc., a provider of cable television and telecommunications services. From March 1998 to March 1999, Mr. Smith served as National Vice President - Service Sales for Intermedia Communications, Inc., a telephone company. Mr. Smith received his Bachelor of Science Degree in Marketing from the University of Indiana.

CHRISTOPHER R. BAKER
Vice President of Riser Transport Services

         Christopher R. "Kit" Baker has served as the Company's Vice President of Riser Transport Services since January 2001. Prior to that, Mr. Baker served as Director of Real Estate Services from April 2000 to January 2001. From May 1989 to April 2000, Mr. Baker worked for Taylor & Mathis, Inc., a real estate firm. Before leaving Taylor & Mathis, he held the position of Vice President of Alabama Operations. Mr. Baker received a Bachelor of Industrial Engineering degree from Georgia Institute of Technology and a Master of Business Administration degree from the Colgate Darden Graduate School of Business Administration.

ALISTAIR A. SLOAN
Chief Technology Officer and Vice President of Network Planning and Engineering

         Alistair Sloan has served as the Company's Chief Technology Officer since April 2000. Mr. Sloan also has served as Vice President of Internet Services of the Company since September 1999. From January 1998 until September 1999, Mr. Sloan was the Company's Manager of Internet Services. Prior to joining the Company, Mr. Sloan was Project Manager at Systems Atlanta, Inc., a computer network system design company, where he consulted with clients on Internet and Wide Area Networking design and security. Prior to that, Mr. Sloan was a manager of Internet Connect, a division of Systems Atlanta specializing in dedicated business Internet connectivity. Mr. Sloan has also held positions with Ingram Micro, Inc., a distributor of computers and computer related products, and has been an independent consultant in the field of local area networking. Mr. Sloan received a Bachelor of Arts degree in Political Science from the University of Bridgeport.

                       INFORMATION REGARDING THE COMPANY

GENERAL

         The Shares are the only class of securities outstanding having the right to vote for the election of the Company's directors. Each Share entitles its record holder to one vote. The Company is authorized to issue a maximum of 150,000,000 Shares. As of January 10, 2002, there were 4,925,768 Shares issued and outstanding.

         On August 17, 2001, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation authorizing a reverse split of the Company's Common Stock effective August 27, 2001. Shortly after the approval of the amendment by the Company's stockholders, the Company announced that its Board had voted to effect a one-for-ten reverse stock split of the Common Stock. Unless otherwise noted, all share data has been restated to give effect to the one-for-ten reverse stock split.

BOARD OF DIRECTORS AND COMMITTEES

         The Company is managed by an eight member board of directors, five of whom are independent of management. The Board of Directors is divided into three classes, and the members of each class of directors serve for staggered three-year terms. The Board is composed of three Class I Directors (Messrs. Bourdeaux, Egan and Schutz), two Class II Directors (Messrs. Hack and Yopes) and three Class III Directors (Messrs. Allen, Blount and Halsted). The terms of the Class I, Class II, and Class III directors will expire upon the election and qualification of directors at the annual meetings of stockholders held in 2003, 2004 and 2002, respectively. At each annual meeting of stockholders, directors will be re-elected or elected for a full term of three years to succeed those directors whose terms are expiring.

         The Company Board met 14 times in 2001. Each director attended at least 75% of the aggregate of (1) the total number of meetings of the Board (held during the period for which he has been a director) and (2) the total number of meetings of all committees of the Board on which the director served (during the periods that he served).

         Audit Committee. The Company Board established an Audit Committee currently consisting of Messrs. Hack, Halsted and Egan. The Audit Committee is responsible for making recommendations to the Board concerning the engagement of independent public accountants, reviewing the scope and results of the audit engagement with the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees, and reviewing the adequacy of the Company's internal accounting controls. The Audit Committee was established by the Board of Directors in November 1999 and operates pursuant to a written charter adopted by the Board and is comprised solely of independent directors as defined in the listing standards of the Nasdaq Stock Market, except that Mr. Egan serves on the Audit Committee under the exceptional and limited circumstances exception to the listing standards due to his status as an employee of Alta Communications, which may be deemed to be an affiliate of the Company. Mr. Egan was appointed to the Audit Committee pursuant to such exception to fill a vacancy on the committee caused by the resignation of another member. The Audit Committee met five times in 2001.

         Compensation Committee. The Company Board also established a Compensation Committee currently consisting of Messrs. Egan, Halsted and Schutz. The Compensation Committee exercises all powers of the Board in connection with the compensation of executive officers, including incentive compensation and benefit plans. The Compensation Committee also has authority to grant awards under the 2000 Stock Option and Incentive Plan. The Compensation Committee was established by the Board of Directors in November 1999. The Compensation Committee met once in 2001.

         The Company does not have a standing nominating committee. The full Board of Directors performs the function of such a committee. The Board of Directors may establish, from time to time, other committees to facilitate the management of the Company's business.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

DIRECTOR COMPENSATION

         At the December 21, 2000 meeting of the Compensation Committee of the Board of Directors, the Compensation Committee approved the elimination of director compensation during fiscal year 2001.

EXECUTIVE COMPENSATION

         Summary Compensation Table. The following table sets forth in summary form the compensation paid during fiscal years 1999, 2000 and 2001 to the Company's Chief Executive Officer and the four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 in 2001.

                           SUMMARY COMPENSATION TABLE


                                                      ANNUAL COMPENSATION              LONG-TERM COMPENSATION
                                                    ------------------------         ---------------------------
                                                                                      RESTRICTED      SECURITIES
                                     FISCAL                                             STOCK         UNDERLYING      ALL OTHER
NAME                                  YEAR          SALARY            BONUS             AWARDS        OPTIONS(#)    COMPENSATION
----                                 ------         -------         --------         -----------      ----------    ------------

W. Frank Blount..................     2001         $533,333               --         $ 574,919(1)       46,270              --
    Chairman and Chief                2000          350,000         $600,000         3,000,000         100,000
    Executive Officer

R. Stanley Allen.................     2001          193,333               --            11,156(1)        4,800              --
    Vice Chairman                     2000          200,000          100,000                --              --
                                      1999          165,000           88,500                --          24,300

Ward C. Bourdeaux, Jr. ..........     2001          193,333               --            33,575(1)       14,391              --
    Executive Vice President          2000          180,416          180,000                --              --
                                      1999          135,000          195,954                --          36,900

Alistair A. Sloan................     2001          147,167               --                --           6,375              --
    Chief Technology Officer
    and Vice President of
    Network Planning and
    Engineering

Dan R. Smith.....................     2001          104,999           33,498                --          17,000         $40,333(2)
    Vice President,
    Sales/Service & Marketing

---------

(1) The value of the restricted stock awards granted to Messrs. Blount, Allen and Bourdeaux were determined based on the closing sales price reported by the Nasdaq National Market on February 16, 2001, the grant date. As of December 31, 2001, the value of the Mr. Blount's restricted stock award was $86,576, the value of Mr. Allen's restricted stock award was $1,680, and the value of Mr. Bourdeaux's restricted stock award was $5,056. For 16,500 shares of Mr. Blount's restricted stock (i) one-half will vest if the stock price exceeds $60 per share, (ii) one-half will vest upon approval of a fully-funded business plan, (iii) all of the restricted stock will vest on May 30, 2005, if Mr. Blount remains employed by the Company until that date,
         (iv) all of the restricted stock will vest upon a change in control of the Company, as described in the 2000 Stock Option and Incentive Plan,
         (v) all of the restricted stock will vest upon the termination of Mr. Blount's employment with the Company due to Mr. Blount's death, disability or otherwise without cause, or (vi) all of the restricted stock will vest upon the resignation of Mr. Blount for good reason. The remaining 37,610 shares of Mr. Blount's restricted stock and all of Mr. Allen's and Mr. Bourdeaux's restricted stock will vest (i) in one-third increments annually if each individual remains employed by the Company until that date, (ii) upon a change in control of the Company, as described in the 2000 Stock Option and Incentive Plan,
         (iii) the termination of each individual's employment with the Company due to that individual's death, disability or otherwise without cause, or (iv) the resignation of each individual for good reason.

(2)      Mr. Smith received $40,333 for expenses associated with relocating.

         Option Grants. The following table sets forth information with respect to stock options granted to the Company's executive officers listed on the Summary Compensation Table above during the fiscal year ended December 31, 2001.

                       OPTION GRANTS IN FISCAL YEAR 2001


                                                      INDIVIDUAL GRANTS                               POTENTIAL REALIZABLE VALUE
                                  -----------------------------------------------------------         AT ASSUMED ANNUAL RATES OF
                                                  PERCENT OF TOTAL                                     STOCK PRICE APPRECIATION
                                    SHARES      OPTIONS GRANTED TO                                        FOR OPTION TERM(2)
                                  UNDERLYING       EMPLOYEES IN      EXERCISE      EXPIRATION         --------------------------
NAME                               OPTIONS        FISCAL YEAR(1)      PRICE           DATE                5%              10%
----                              ----------    ------------------   --------      ----------          -------          --------

W. Frank Blount ..........          46,270             15.2%          $12.80       12/16/2008          $99,501          $365,770

R. Stanley Allen .........           4,800              1.6            12.80       12/16/2008           10,322            37,945

Ward C. Bourdeaux, Jr ....          14,391              4.7            12.80       12/16/2008           30,946           113,762

Alistair A. Sloan ........           3,375              1.1            12.80       11/29/2009           11,755            39,362
                                     3,000              1.0            12.80       08/01/2010           12,270            40,428

Dan R. Smith .............          17,000              5.59            5.00       06/01/2011           36,841           109,011

---------

(1) The number of options granted in the fiscal year ended December 31, 2001 was 304,111. 57,854 of those options were granted under the 1997 Stock Option Plan. 246,257 of the options granted in 2001 were granted under the 2000 Stock Option and Incentive Plan.

(2) Potential realizable value is based on the assumption that the Company's common stock appreciates at the annual rate shown, compounded annually, from the date of grant until expiration of the option term. These numbers are calculated based on SEC requirements and do not reflect the Company's projection or estimate of future stock price growth. Potential realizable values are computed by multiplying the number of shares of common stock subject to a given option by the fair market value of the common stock on the date of grant, assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and subtracting from that result the aggregate option exercise price. Actual realizable value, if any, will be dependent on the future price of the common stock on the actual date of exercise, which may be earlier than the stated expiration date.

         Option Exercises and Year-End Option Values. None of the named executive officers exercised any of their stock options during the fiscal year ended December 31, 2001, and none were "in-the-money." The following table sets forth the number of shares covered by both exercisable and unexercisable options as of December 31, 2001.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR


                                          NUMBER OF SECURITIES UNDERLYING UNEXERCISED
                                                   OPTIONS AT DECEMBER 31, 2001
                                          -------------------------------------------
NAMED OFFICER                             EXERCISABLE                   UNEXERCISABLE
-------------                             -----------                   -------------

W. Frank Blount ..............              17,324                         28,946
R. Stanley Allen .............              54,751                         17,762
Ward C. Bourdeaux, Jr ........              58,587                         23,517
Alistair A. Sloan ............               6,764                          6,361
Dan R. Smith .................                  --                         17,000

EXECUTIVE OFFICER CHANGE IN CONTROL AGREEMENTS

         The following are all contracts and arrangements related to the termination of employment of the named executive officers and change in control arrangements where the amount involved, including all periodic payments and installments, exceeds $100,000.

         Pursuant to a Severance Agreement dated December 14, 2001 between the Company and W. Frank Blount, the Company's Chairman and Chief Executive Officer, Mr. Blount will receive a separation payment in the amount of $400,000 upon a change of control, termination of employment without cause, or resignation for good reason. The separation payment is payable in four quarterly installments. Such payments will be accelerated, however, upon the occurrence of a change of control, which would include completion of the Offer. As a condition to entering into the Severance Agreement, Mr. Blount has agreed to: (i) terminate the Employment Agreement between Cypress Communications, Inc. and W. Frank Blount dated May 31, 2000, which provided for a greater salary and benefits upon a change of control than are provided in the Severance Agreement, and (ii) and execute a Separation Agreement, Release and Promise Not to Sue prior to receiving any of the separation payment. The Company has announced that Mr. Blount's employment will terminate upon the completion of the Offer, which will entitle Mr. Blount to receive the separation payment.

         Two of the Company's directors, R. Stanley Allen and Ward C. Bourdeaux, Jr., have entered into Separation Agreements, Releases and Promises Not to Sue with the Company, each dated as of December 31, 2001. In exchange for terminating any and all rights they may have under the Company's Executive Officer Severance Plan and executing the Separation Agreements, Releases and Promises Not to Sue, the Company agreed to pay each officer a separation payment in the amount of $180,000, payable in four quarterly installments. Such payments will be accelerated, however, upon the occurrence of a change of control, which would include the completion of the Offer. The separation payments are less than the benefits Messrs. Allen and Bourdeaux would have received under the Executive Officer Severance Plan. Each resigned from executive officer positions they formerly held with the Company effective December 31, 2001.

         Some of our directors and executive officers hold shares of the Company's restricted stock that will be forfeited if such officers do not remain employed with the Company through specified future periods, after which time the forfeiture provisions lapse and the stock becomes fully vested and non-forfeitable in the holders. Under the terms of the related restricted stock award agreements, the lapsing of the forfeiture provisions accelerates upon a change of control of the Company, such as the Offer and the Merger. Mr. Blount holds 104,110 shares of such restricted stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The members of the Compensation Committee are Messrs. Egan, Halsted and Schutz, none of whom are or have been employees of the Company. No interlocking relationship exists between the Company's Board, compensation committee or executive officers and any executive officer or member of the board of directors or compensation committee of another company, nor has such relationship existed in the past.

         Mr. Schutz is a general partner of Centennial Holdings V, L.P., the general partner of Centennial Fund V, L.P., the Company's largest stockholder. On March 13, 2001, the Company amended its Shareholders Rights Agreement, dated as of February 9, 2000, to allow Centennial Holdings V, L.P., Centennial Fund V, L.P., Centennial Entrepreneurs Fund V, L.P. and their affiliates and associates to beneficially own up to 20% of the outstanding shares of the Company's common stock without triggering the Rights Agreement.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

GENERAL

         The Compensation Committee currently consists of Messrs. Egan, Halsted and Schutz, none of whom are employees of the Company. The Compensation Committee establishes salaries, incentives and other forms of compensation for executive officers and other senior level employees and administers the company's incentive compensation and benefit plans, including the Company's 1997 Stock Option Plan, the Company's 2000 Stock Option and Incentive Plan and the Company's Employee Stock Purchase Plan.

EXECUTIVE COMPENSATION PROGRAM

         Compensation packages generally include base salary, performance-based bonuses and stock options. The salary and bonus components of the compensation of the Company's executive officers are designed to work together to fulfill certain compensation objectives, including:

         - attracting and retaining well qualified executive officers who will enhance the performance of the Company;

         - rewarding management for the attainment of short and long-term objectives;

         - aligning the interests of management with those of the stockholders; and

         - relating executive compensation to the Company's financial performance and the achievement of corporate goals.

Base Salaries

         Base salaries for executive officers were determined by reviewing previous base salary levels, base salaries paid by comparable companies to executives with similar responsibilities, individual performances and the overall performance of the Company. In establishing current base salaries, no specific weight was given to any of these factors because each of these factors was considered significant and the relevance of each factor varies depending on an officer's responsibilities.

Performance-Based Bonuses

         The Compensation Committee believes that performance-based incentives that align the goals of individual executives with those of the Company and its stockholders are of key importance. Accordingly, a material portion of each executive officer's compensation is tied to a bonus compensation program that considers each such officer's achievements and the overall performance of the Company.

         In reviewing the incentive compensation of executive officers for 2001, the Compensation Committee took into consideration a number of achievements, including the Company's performance against the budget and business plan previously reviewed and approved by the Board of Directors.

Stock Option Grants

         Each executive officer is also the holder of options that vest over time. These options are intended to directly align the interests of the executive officers with those of the stockholders and generally increase executive officers' equity interests in the Company, thereby providing the executives with the opportunity to share in the future value they are responsible for creating. The Compensation Committee also believes that the vesting aspect of these options promotes the retention of key executive officers.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

         In determining the compensation of the Chief Executive Officer for 2001, the Compensation Committee applied the same philosophy and procedures as were applied to the other executive officers. During 2001, Mr. Blount's compensation consisted of salary, stock option grants, and restricted stock awards. Mr. Blount's stock option grant and restricted stock awards were made to align the interests of Mr. Blount with those of the stockholders and to provide incentive to build the Company and to increase stockholder value.

TAX DEDUCTIBILITY OF COMPENSATION

         Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the deductibility on the Company's tax return of compensation of over $1 million to any of the named executive officers unless, in general, the compensation is paid pursuant to a plan which is performance-related, non-discretionary and has been approved by the Company's stockholders. The Compensation Committee's policy with respect to Section 162(m) is to make every reasonable effort to ensure that compensation is fully deductible for federal income tax purposes. However, the Compensation Committee may, from time to time, award compensation that may not constitute "performance-related" compensation if it believes that such awards would be in the best interests of the company. The Company did not pay any compensation during 2001 that would be subject to the Section 162(m) limits.

         Submitted by the Compensation Committee of the Board of Directors:

                  William P. Egan
                  John C. Halsted
                  Jeffrey H. Schutz

                     PRINCIPAL AND MANAGEMENT STOCKHOLDERS

         The following table sets forth information regarding beneficial ownership of the Company's common stock as of January 16, 2001. The percentage of beneficial ownership is based on 4,925,768 shares of the Company's common stock outstanding as of such date. The table sets forth such information with respect to:

         - each stockholder who is known by the Company to beneficially own 5% or more of the common stock;

         -        each of the Company's directors;

         - each of the Company's executive officers named in the Summary Compensation Table; and

         - all of the Company's executive officers and directors as a group.

         Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of common stock beneficially owned by such stockholder.

         The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after January 18, 2002, through the exercise of any stock option or other right.

                           BENEFICIAL OWNERSHIP TABLE


                                                                    NUMBER OF SHARES           PERCENT BENEFICIALLY
NAME OF BENEFICIAL OWNER(1)                                         BENEFICIALLY OWED                  OWNED
------------------------------------------------------------    --------------------------    ------------------------
Centennial Holdings V, L.P.(2)............................                 860,336                       17.5%
Alta Communications, Inc.(3)..............................                 611,871                       12.4%
Beacon Capital Partners, Inc.(4)..........................                 435,198                        8.8%
Nassau Capital L.L.C.(5)..................................                 296,053                        6.0%
W. Frank Blount(6)........................................                 124,321                        2.5%
R. Stanley Allen(7).......................................                 129,184                        2.6%
Ward C. Bourdeaux, Jr.(8).................................                 104,028                        2.1%
Jeffrey H. Schutz(9)......................................                      --                           --
William P. Egan(3)........................................                 611,871                       12.4%
John C. Halsted(4)........................................                 435,198                        8.8%
Randall A. Hack(5)........................................                 296,053                        6.0%
P. Eric Yopes.............................................                      --                           --
Alistair A. Sloan(10).....................................                   7,166                            *
Dan R. Smith..............................................                      --                           --
All directors and executive officers as a group
   (13 persons)(11).......................................               2,595,138                       52.7%

---------

*        Represents less than 1% of the outstanding shares of common stock.

(1) The address of Centennial Holdings V, L.P. and Mr. Schutz is 1428 15th Street, Denver, CO 80202. The address of Alta Communications, Inc. and Mr. Egan is 200 Clarendon Street, 51st Floor, Boston, MA 02116. The address of Beacon Capital Partners, Inc. and Mr. Halsted is One Federal Street, 26th Floor, Boston, MA 02110. The address of Nassau Capital L.L.C. and Mr. Hack is 22 Chambers Street, Princeton, NJ 08542.

(2) Includes 839,163 shares of common stock beneficially owned by Centennial Fund V, L.P. and 21,173 shares of common stock beneficially owned by Centennial Entrepreneurs Fund V, L.P. Centennial Holdings V, L.P. is the general partner of both such funds and as such may be deemed to beneficially own shares held by such funds. Excludes 10,000 shares of common stock beneficially owned by Centennial Holdings I, LLC.

(3) Represents shares of common stock beneficially owned by investment funds affiliated with Alta Communications, Inc., of which Mr. Egan is a general partner, including 598,191 shares of common stock beneficially owned by Alta Communications VI L.P. and 13,680 shares of common stock beneficially owned by Alta Comm S by S, LLC. Mr. Egan disclaims beneficial ownership of the shares of common stock held by these funds, except to the extent of his proportionate pecuniary interest in such funds.

(4) Represents shares of common stock beneficially owned by entities affiliated with Beacon Capital Partners, Inc., of which Mr. Halsted is an executive officer, including 20,425 shares of common stock beneficially owned by Tenant Communications, Inc., 402,931 shares of common stock beneficially owned by Building Communications, LLC, each of which currently hold such shares in an affiliated voting trust, and 11,842 shares of common stock beneficially owned by Investor Communications LLC. Mr. Halsted disclaims beneficial ownership of the shares of common stock held by these funds, except to the extent of his proportionate pecuniary interest in such funds.

(5) Represents shares of common stock beneficially owned by investment funds affiliated with Nassau Capital L.L.C., of which Mr. Hack is a member, including 291,415 shares of common stock beneficially owned by Nassau Capital Partners III L.P. and 4,638 shares of common stock beneficially owned by NAS Capital Partners I L.L.C. Mr. Hack disclaims beneficial ownership of the shares of common stock held by these funds, except to the extent of his proportionate pecuniary interest in such funds.

(6) Includes 20,211 shares of common stock held by Mr. Blount subject to options exercisable as of January 18, 2002 or within 60 days thereafter and 104,110 shares of restricted stock.

(7) Includes 57,251 shares of common stock held by Mr. Allen subject to options exercisable as of January 18, 2002 or within 60 days thereafter and 1,050 shares of restricted stock.

(8) Includes 57,251 shares of common stock held by Mr. Bourdeaux subject to options exercisable as of January 18, 2002 or within 60 days thereafter and 3,160 shares of restricted stock.

(9) Excludes shares held by Centennial Ventures entities as described in footnote (2) above. None of the individual general partners of Centennial Holdings V, L.P, including Mr. Schutz, have authority to vote or dispose of shares held by Centennial Fund V, L.P. or Centennial Entrepreneurs Fund V, L.P., and none of the individual members of Centennial Holdings I, LLC, including Mr. Schutz, have authority to vote or dispose of shares held by Centennial Holdings I, LLC. As a result, Mr. Schutz disclaims beneficial ownership of the shares of common stock held by these funds.

(10) Includes 7,166 shares of common stock held by Mr. Sloan subject to options exercisable as of January 18, 2002 or within 60 days thereafter.

(11) Includes 143,730 shares of common stock held by all directors and executive officers as a group subject to options exercisable as of January 18, 2002 or within 60 days thereafter.

AGREEMENTS CONCERNING CHANGE IN CONTROL

Merger Agreement

         The Company entered into a the Merger Agreement pursuant to which: (i) Purchaser shall commence an offer to purchase all of the outstanding Shares of the Company at a price of $3.50 per Share, net to the seller in cash without interest; and (ii) following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of RealTel.

Shareholders' Agreement

         Concurrently with the execution of the Merger Agreement, RealTel and Purchaser entered into a Shareholders' Agreement (the "Shareholders' Agreement") with seven stockholders of the Company (each, a "Major Stockholder") under which each Major Stockholder has, among other things, (i) granted Purchaser an option to purchase such Major Stockholder's Shares subject to the Shareholders' Agreement (the "Subject Shares"), (ii) agreed to tender (and not withdraw) the Subject Shares in the Offer, (iii) agreed to vote the Subject Shares in favor of the Merger; and (iv) granted a proxy to RealTel, Purchaser and two of their affiliates to vote the Subject Shares, in each case upon the terms and conditions set forth in the Shareholders' Agreement. The Subject Shares of the Major Stockholders comprise 541,835 Shares, or approximately 11% of the outstanding Common Stock. The Major Stockholders collectively hold 1,954,303 Shares, or 39.7% of the outstanding Shares, but only the Subject Shares are subject to the Shareholders' Agreement.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. During 2001, Alistair Sloan and Christopher Baker were inadvertently late in the filing of their initial reports on Form 3.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Certain of the Company's directors are affiliated with certain of its principal stockholders. Mr. Schutz is a general partner of Centennial Holdings V, L.P. Mr. Egan is a general partner of Alta Communications, Inc. Mr. Halsted is an executive officer of Beacon Capital Partners, Inc. Mr. Hack is a member of Nassau Capital L.L.C.

         One of our directors, Mr. Yopes, was an executive officer of Shorenstein Management, Inc., a real estate services company, until July 2001. Pursuant to license agreements with Shorenstein Company, L.P., a real estate investment company, and certain of Shorenstein's affiliates, under which the Company has the right to install and operate its networks in 30 buildings representing approximately 13 million rentable square feet, the Company is required to pay Shorenstein, or the appropriate property owner, approximately 6% of the revenues generated from tenants in those buildings. In addition, on November 15, 2001, the Company entered into a termination agreement with respect to its leased space in the Russ Building in San Francisco, California, a Shorenstein affiliate. The Company paid the Russ Building approximately $500,000 in rent in 2001 and approximately $1.5 million in lease termination fees.

         The Company believes that each of the transactions described above was entered into on terms no less favorable to the Company than could be obtained with non-affiliated parties. For all future transactions, the Company has adopted a conflict of interest policy whereby its Audit Committee will review the fairness of all material transactions between the Company and its officers, directors and other affiliates and will make recommendations after such review to the entire Board of Directors.

                            STOCK PERFORMANCE GRAPH

         Set forth below is a line graph, for the period starting with the Company's initial public offering on February 10, 2000 and ending November 30, 2001, comparing the percentage change in the cumulative total stockholder return (assuming reinvestment of dividends) of the Company's common stock with that of (i) the Nasdaq Stock Market (U.S.) Index and (ii) the Nasdaq Telecommunications Index. Prior to the Company's initial public offering, there was no market for our common stock. The stock price performance shown on the graph below is not necessarily indicative of future price performance.

                COMPARISON OF 21 MONTH CUMULATIVE TOTAL RETURN*
                      AMONG CYPRESS COMMUNICATIONS, INC.,
                      THE NASDAQ STOCK MARKET (U.S.) INDEX
                    AND THE NASDAQ TELECOMMUNICATIONS INDEX


                                    [GRAPH]


                                                             CUMULATIVE TOTAL RETURN
                                 -------------------------------------------------------------------------------------
                                 2/10/00     3/00      6/00      9/00     12/00     3/01      6/01      9/01     11/01
                                 -------   ------      -----     -----    -----    -----     -----      -----    -----

Cypress Communications           100.00    144.12      42.65     15.62     5.33     2.76      1.76       1.05     0.87
Nasdaq Stock Market (U.S.)       100.00    102.75      89.34     82.21    55.05    41.09     48.43      33.60    43.31
Nasdaq Telecommunications        100.00     95.04      75.02     59.89    38.13    33.59     31.81      23.17    24.99

                                   SCHEDULE I

         As of the date of this Information Statement, RealTel has not determined who will be RealTel's designees. However, RealTel designees will be selected from the following list of directors and officers of RealTel or its affiliates. The information contained herein concerning RealTel and its directors and executive officers and those of its affiliates has been furnished by RealTel and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

         The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. None of the persons listed below owns any Shares or has engaged in transactions with respect to the Shares during the past 60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any director or executive officer of the Company, or (ii) based on information provided to the Company by RealTel (which is to the best of RealTel's knowledge), beneficially owns any securities (or any right to acquire securities) of the Company. The Company has been advised by RealTel that, to the best knowledge of RealTel, none of the RealTel's designees listed blow have been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein.

                              REALTEL'S DESIGNEES

REALTEL

         The following table sets forth the name of each director and executive officer of RealTel, present principal occupation or employment and material occupations, position, offices or employment for the past five years of each director and executive officer of RealTel. Unless otherwise indicated, each such person is a citizen of the United States, each occupation set forth opposite an individual's name refers to employment with RealTel and all occupations were held during the last five years.


                                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                             PRESENT BUSINESS ADDRESS        MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                             ------------------------        --------------------------------------------------

Perry H. Ruda..................  One Financial Plaza, Suite      Director and Chief Executive Officer since
                                 1101, Ft. Lauderdale, Florida   November 1997. Prior thereto he co-managed
                                 33394                           AGILE, LLC.

Mark J. Grant..................  One Financial Plaza, Suite      Director since 1998 and President since January
                                 1101, Ft. Lauderdale, Florida   2001 and currently serves as a director and
                                 33394                           President of capital markets of Access Financial
                                                                 Group, Inc.

Daniel Knafo...................  One Financial Plaza, Suite      Chief Operating Officer since January 2001 and
                                 1101, Ft. Lauderdale, Florida   Secretary since February 2001. From January 1999
                                 33394                           to April 2000 Mr. Knafo served as director of
                                                                 operations for DK Consulting Group, Inc. Prior
                                                                 thereto he served as Senior Vice President,
                                                                 Operations of Cellular Realty Advisors, Inc.

Jordan E. Glazov...............  One Financial Plaza, Suite      Director since 1997. Mr. Glazov served as
                                 1101, Ft. Lauderdale, Florida   President of U.S. RealTel from November 1997 to
                                 33394                           December 2000. Prior thereto he was the sole
                                                                 principal of Jordan E. Glazov Real Estate
                                                                 Financial Services.

                                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                             PRESENT BUSINESS ADDRESS        MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                             ------------------------        --------------------------------------------------

Ross J. Mangano................  112 West Jefferson Boulevard,   Director since  1998. Mr. Mangano has served as
                                 Suite 613, Southbend, Indiana   Chairman of the Board and as a director of
                                 46601                           Cerprobe, a public company, since February 1992.
                                                                 He has also served, since 1996, as President of
                                                                 The Oliver Estate, Inc.

Gerard H. Sweeney..............  14 Campus Boulevard, Suite      Director since 2000.  Mr. Sweeney is the
                                 100, Newtown Square,            President (since 1988) and Chief Executive
                                 Pennsylvania 19073              Officer (since 1994) of Brandywine Realty Trust.

PURCHASER

         The following table sets forth the name of each director and executive officer of the Purchaser, present business address, present principal occupation or employment and material occupations, position, offices or employment for the past five years of each director and executive officer of the Purchaser. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual's name refers to employment with Purchaser.


                                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                             PRESENT BUSINESS ADDRESS        MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                             ------------------------        --------------------------------------------------

Charles B. McNamee.............  One Financial Plaza, Suite      Chief Executive officer since January 2002. Mr.
                                 1101, Ft. Lauderdale, Florida   McNamee has been Chief Executive Officer of
                                 33394                           Resurgence Communications, LLC since March 2001.
                                                                 Prior thereto he was Vice President Network
                                                                 Operations for LGC Wireless from November 2000 to
                                                                 May 2001. He was President Tenant Services for
                                                                 U.S. RealTel, Inc. from June 1998 to November
                                                                 2000. Mr. McNamee served as a director and Chief
                                                                 Executive Officer of Tie Communications from
                                                                 December 1995 to March 1998.

Gregory P. McGraw..............  One Financial Plaza, Suite      President and Chief Operating Officer since
                                 1101, Ft. Lauderdale, Florida   January 2002. Mr. McGraw has been President and
                                 33394                           Chief Operating Officer of Resurgence Communications,
                                                                 LLC since January 2001. Prior thereto he was Executive
                                                                 Vice President, Corporate Development Officer for Convergent
                                                                 Communications, Inc. from August 1998 to January 2001.
                                                                 From July 1996 to August 1998, Mr. McGraw was a
                                                                 regulatory consultant, Vice President Marketing and
                                                                 served as interim Chief Financial Officer for
                                                                 Tie Communications, Inc.

Ross J. Mangano................  112 West Jefferson Boulevard,   Director since January 2002. Mr. Mangano has
                                 Suite 613, Southbend, Indiana   served as Chairman of the Board and as a director
                                 46601                           of Cerprobe, a public company, since February
                                                                 1992. He has also served, since 1996, as
                                                                 President of The Oliver Estate, Inc.

                                                                         ANNEX B

                  [Letterhead of Breckenridge Securities Corp.]

                            945 East Paces Ferry Road
                           Resurgens Plaza, Suite 2100
                             Atlanta, Georgia 30326

   Telephone                                                        Member NASD
(404) 965-1600

   Facsimile
(404) 965-2087

                                 January 9, 2002

Board of Directors
Cypress Communications, Inc.
15 Piedmont Center
Suite 100
Atlanta, Georgia  30305

Members of the Board:

         You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, par value $.001 per share (the "Shares"), of Cypress Communications, Inc., a Delaware corporation (the "Company"), of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of January 10, 2002 (the "Agreement"), by and among U.S. RealTel, Inc., a Delaware corporation ("Parent"), Crete Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and the Company. The Agreement provides for a cash tender offer by Purchaser for all issued and outstanding Shares at a price of $3.50 per share (the "Tender Offer"), and for the subsequent merger of Purchaser with and into the Company pursuant to which each outstanding Share (other than Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent, Shares owned by the Company as treasury stock and Shares that are held by stockholders exercising appraisal rights under Delaware law) will be converted into the right to receive $3.50 in cash (the "Merger"). The Tender Offer and the Merger are referred to herein collectively as the "Transaction." The terms and conditions of the Tender Offer and the Merger are set forth in more detail in the Agreement.

         In connection with rendering our opinion, we have reviewed the Agreement and reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

         We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or its businesses or assets, and we have reviewed and considered the financial terms of certain

Board of Directors of
Cypress Communications, Inc.
January 9, 2002
Page 2 of 3


recent acquisitions and business combination transactions in the telecommunications services industry that we believe to be reasonably comparable to the Transaction or otherwise relevant to our inquiry. In connection with our engagement, we were requested to approach, and we held discussions with, third parties to solicit indications of interest in the possible acquisition of the Company. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

         In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. We also have assumed that the transactions described in the Agreement will be consummated without waiver or modification in any material respect of any of the terms or conditions contained therein by any party thereto. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof.

         We are acting as a financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion.

         Our opinion addresses only the fairness from a financial point of view to the stockholders of the Company of the consideration to be received by such stockholders pursuant to the Transaction, and we do not express any views on any other terms of the Transaction. Specifically, our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Agreement. We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative strategies that might exist for the Company or any other transaction in which the Company might engage.

         It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Agreement and, except for inclusion in its entirety in any solicitation/recommendation statement on Schedule 14D-9 or any proxy statement required to be circulated to stockholders of the Company relating to the Transaction, may not be quoted, referred to or reproduced at any time or in any manner without our prior written consent. This opinion does not constitute a recommendation to any stockholder with respect to whether to tender Shares pursuant to the Tender Offer or how such holder should vote with respect to the Merger, and should not be relied upon by any stockholder as such.

         Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the $3.50 per share cash consideration to be

Board of Directors of
Cypress Communications, Inc.
January 9, 2002
Page 3 of 3


received by the stockholders of the Company pursuant to the Tender Offer and the Merger is fair to such stockholders from a financial point of view.


                                       Very truly yours,



                                       /s/ Breckenridge Securities Corp.
                                       -----------------------------------------
                                       Breckenridge Securities Corp.

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------

(a)(1)(i) Offer to Purchase dated January 22, 2002 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by U.S. RealTel, Inc. and Cypress Merger Sub, Inc. on January 22,
                  2002 (File No. 005-60535) (the "Schedule TO")) +

(a)(1)(ii) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO) +

(a)(1)(iii) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO) +

(a)(1)(iv)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO) +

(a)(1)(v) Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
                  (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO) +

(a)(1)(vi)        Form of Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO) +

(a)(1)(vii)       Summary Advertisement as published in The New York Times on
                  January 22, 2002 (incorporated by reference to Exhibit
                  (a)(5)(2) to the Schedule TO)

(a)(2)            Letter to Stockholders from Cypress Communications, Inc. dated
                  January 22, 2002 +

(a)(5)(i)         Joint Press Release dated January 10, 2002 issued by U.S.
                  RealTel, Inc. and Cypress Communications, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Cypress Communications, Inc. on January 11, 2002
                  (File No. 000-29281) (the "2002 Form 8-K"))

(a)(5)(ii)        Opinion of Breckenridge Securities Corp. to the Board of
                  Directors of Cypress Communications, Inc. dated January 9,
                  2002 (incorporated by reference to Annex B attached to the Statement) +

(e)(1)(i) Agreement and Plan of Merger, dated as of January 10, 2002, by and among U.S. RealTel, Inc., Cypress Merger Sub, Inc. and
                  Cypress Communications, Inc. (incorporated by reference to
                  Exhibit 2.1 to the 2002 Form 8-K)

(e)(1)(ii)        Amendment No. 1 to Agreement and Plan of Merger, dated as of
                  January 17, 2002, by and among U.S. RealTel, Inc., Cypress
                  Merger Sub, Inc. and Cypress Communications, Inc.

(e)(2)            Shareholders' Agreement by and among Cypress Merger Sub, Inc.,
                  U.S. RealTel, Inc. and certain stockholders of Cypress dated
                  January 10, 2002 (incorporated by reference to Exhibit 99.1 to the 2002 Form 8-K)

(e)(3)            Nondisclosure Agreement by and between Cypress Communications,
                  Inc. and Resurgence Communications, LLC dated November 19,
                  2001

(e)(4)            Information Statement pursuant to 14(f) of the Securities
                  Exchange Act of 1934, as amended, and Rule 14f-1 thereunder
                  (incorporated by reference to Annex A attached to this Statement) +

(e)(5)            Severance Agreement between Cypress Communications, Inc. and
                  W. Frank Blount dated December 14, 2001

(e)(6)            Employment Agreement by and between Cypress Communications,
                  Inc. and W. Frank Blount (incorporated by reference to Exhibit
                  10.1 to the Quarterly Report on Form 10-Q

                  for the Quarterly Period Ended June 30, 2000 filed by Cypress
                  Communications, Inc. on August 14, 2000 (File No. 000-29281))

(e)(7) Form of Separation Agreement, Release and Promise Not to Sue for R. Stanley Allen and Ward C. Bourdeaux, Jr.

(e)(8)            Executive Officer Severance Plan (incorporated by reference to
                  Exhibit 10.17 to the Registration Statement on Form S-1/A filed by Cypress Communications, Inc. on February 4, 2000
                  (File No. 333-92011))

(e)(9)            Form of Separation Payment for Certain Executive Officers
                  Letter Agreement

(e)(10)           Restricted Stock Award Agreement Under the Cypress
                  Communications, Inc. 2000 Stock Option and Incentive Plan by and between Cypress Communications, Inc. and W. Frank Blount dated May 31, 2000 (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the Fiscal Year Ended
                  December 31, 2000 filed by Cypress Communications, Inc. on
                  April 2, 2001 (File No. 000-29281))

(e)(11)           Restricted Stock Award Agreement Under the Cypress
                  Communications, Inc. 2000 Stock Option and Incentive Plan by and between Cypress Communications, Inc. and W. Frank Blount
                  April 27, 2001

(e)(12)           Form of Restricted Stock Award Agreement Under the Cypress
                  Communications, Inc. 2000 Stock Option and Incentive Plan

(e)(13) 2000 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1999 filed by Cypress
                  Communications, Inc. on March 30, 2000 (File No. 000-29281)
                  (the "1999 Form 10-K"))

(e)(14)(i) Shareholder Rights Agreement dated as of February 9, 2000 between Cypress Communications, Inc. and State Street Bank &
                  Trust Company (incorporated by reference to Exhibit 4.2 to the 1999 Form 10-K)

(e)(14)(ii)       Amendment No. 1 to Shareholder Rights Agreement dated as of
                  March 13, 2001 between Cypress Communications, Inc. and State
                  Street Bank & Trust Company (incorporated by reference to
                  Exhibit 99.1 to the Current Report on Form 8-K filed by
                  Cypress Communications, Inc. on March 19, 2001 (File No.
                  000-29281))

(e)(14)(iii)      Amendment No. 2 to Shareholder Rights Agreement dated as of
                  January 9, 2002 between Cypress Communications, Inc. and
                  Equiserve Trust Company, N.A. as successor Rights Agent

+  Mailed to stockholders of Cypress Communications, Inc.